UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1993

OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _____________________ to _____________________

Commission File No. 1-7775

FLUOR CORPORATION SALARIED EMPLOYEES'
SAVINGS INVESTMENT PLAN
(Full title of the plan and address of the plan, if different from that of the issuer named below)

FLUOR CORPORATION
3333 Michelson Drive
Irvine, California  92730
(Name of the issuer of the securities held pursuant to the plan and address of its principal executive office )

REQUIRED INFORMATION

ITEM 1. Not applicable.

ITEM 2. Not applicable.

ITEM 3. Not applicable.

ITEM 4. Financial statements and exhibits

        (a)Financial statements:

           Financial statements and financial statement schedules prepared in accordance with the financial reporting requirements of ERISA filed hereunder are listed on page 3 hereof in the Index to Financial Statements and Financial
           Statement Schedules, in lieu of the
           requirements of Items 1 to 3 above.

        (b)Exhibits:

        23  Consent of Independent Auditors

2

Fluor Corporation Salaried Employees'

Savings Investment Plan

Index To Financial Statements and Financial Statement Schedules

                                                                   Page

Report of Independent Auditors. . . . . . . . . . . . . . . . . . . .4

Audited Financial Statements

Statements of Net Assets Available for Plan Benefits as of
 December 31, 1993 and 1992. . . . . . . . . . . . . . . . . . . . 5-6
Statements of Changes in Net Assets Available for Plan
 Benefits for the years ended December 31, 1993 and 1992. . . . . .7-8
Notes to Financial Statements. . . . . . . . . . . . . . . . . . .9-24

Financial Statement Schedules

Schedule I  - Fluor Corporation Master Retirement Trust -
              Schedule of Assets Held for Investment as of
              December 31, 1993. . . . . . . . . . . . . . . . . . .26

Schedule II - Fluor Corporation Salaried Employees' Savings
              Investment Plan - Schedule of Assets Held for
              Direct Investment as of December 31, 1993. . . . . . .76

Schedule III- Fluor Corporation Salaried Employees' Savings
              Investment Plan - Schedule of Reportable
              Transactions for the year ended December 31, 1993. . .77

Schedule IV - Fluor Corporation Salaried Employees' Savings
              Investment Plan - Schedule of Party-In-Interest
              Transactions for the year ended December 31, 1993. . .78

3

Report of Independent Auditors

The Administrative Committee
Fluor Corporation Salaried Employees'
 Savings Investment Plan

We have audited the financial statements of the Fluor
Corporation Salaried Employees' Savings Investment Plan (the
Plan) listed in the accompanying index to financial statements and financial statement schedules. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements listed in the accompanying index to financial statements and financial statement schedules present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1993 and 1992, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The financial statement schedules listed in the accompanying index to financial statements and financial statement schedules, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The financial statement schedules have been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 basic financial statements taken as a whole.

                                    ERNST & YOUNG

Orange County, California
June 3, 1994

4

Fluor Corporation Salaried Employees' Savings Investment Plan

Statement of Net Assets Available for Plan Benefits

December 31, 1993
                                             Bond     Equity    Fluor Common    Interest   Diversified
                                             Fund      Fund      Stock Fund   Income Fund     Fund        Total
                                                                      (In thousands)
Assets
Investments in Master Trust Accounts       $34,202    $111,601     $     -      $114,542     $84,925     $345,270
Fluor Corporation common stock                   -                  73,270             -       2,589       75,859
The Northern Trust Company short-term
 investment funds                              256         643         112           579         560        2,150
Contribution receivable                         63         114         107            96         106          486
Accrued interest and dividends receivable        1           1         236             1          10          249
Interfund receivable (payable)              (1,004)      3,775       1,290        (4,876)        815            -
Total assets                                33,518     116,134      75,015       110,342      89,005      424,014

Liabilities
Accrued expenses                                 5          14          10            14          11           54
Net assets available for plan benefits     $33,513    $116,120     $75,005      $110,328     $88,994     $423,960

See accompanying notes.


5

Fluor Corporation Salaried Employees' Savings Investment Plan

Statement of Net Assets Available for Plan Benefits

December 31, 1992
                                             Bond     Equity    Fluor Common    Interest   Diversified
                                             Fund      Fund      Stock Fund   Income Fund     Fund        Total
                                                                      (In thousands)
Assets
Investments in Master Trust Accounts       $24,051     $77,248     $     -      $125,538     $48,612     $275,449
Fluor Corporation common stock                   -           -      75,029             -       2,285       77,314
The Northern Trust Company short-term
 investment funds                              218         492           -           661         414        1,785
Accrued interest and dividends receivable        1           1         214             2           7          225
Interfund receivable (payable)                (694)      1,290       5,399        (6,775)        780            -
Total assets                                23,576      79,031      80,642       119,426      52,098      354,773

Liabilities
Contribution overpayment (receivable)           (5)          4          (8)           (7)        (13)         (29)
Accrued expenses                                11          29          65            52          21          178
Total liabilities                                6          33          57            45           8          149
Net assets available for plan benefits     $23,570     $78,998     $80,585      $119,381     $52,090     $354,624

See accompanying notes.

6

Fluor Corporation Salaried Employees' Savings Investment Plan

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 1993
                                             Bond     Equity    Fluor Common    Interest   Diversified
                                             Fund      Fund      Stock Fund   Income Fund     Fund        Total
                                                                      (In thousands)
Contributions:
Participants                              $  2,875    $  7,797    $  7,339      $  8,626     $ 6,499     $ 33,136
Fluor Corporation                            1,747       4,552       4,531         5,350       3,888       20,068
Rollover                                       388         872         226           414         954        2,854
Total contributions                          5,010      13,221      12,096        14,390      11,341       56,058

Net investment income (loss):
Share in net investment income of
 Master Trust Accounts                       3,928      13,743           -         6,960      10,645       35,276
Dividends                                        -           -         936             -          31          967
Interest                                        10          18          31            21          18           98
Net depreciation of Fluor Corporation
 common stock                                    -           -      (1,685)            -         (80)      (1,765)
Administrative expenses                        (71)       (217)       (205)         (282)       (155)        (930)
Net investment income (loss)                 3,867     13 ,544        (923)        6,699      10,459       33,646

Total contributions and net investment
 income                                      8,877      26,765      11,173        21,089      21,800       89,704

Benefits, terminations and withdrawals      (1,963)     (4,195)     (2,890)       (8,492)     (2,828)     (20,368)

Increase in net assets available
 for plan benefits                           6,914      22,570       8,283        12,597      18,972       69,336

Account transfers                            3,029      14,552     (13,863)      (21,650)     17,932            -

Net assets available for plan benefits:
 Beginning of year                          23,570      78,998      80,585       119,381      52,090      354,624
 End of year                               $33,513    $116,120     $75,005      $110,328     $88,994     $423,960

See accompanying notes.

7

Fluor Corporation Salaried Employees' Savings Investment Plan

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 1992
                                             Bond     Equity    Fluor Common    Interest   Diversified
                                             Fund      Fund      Stock Fund   Income Fund     Fund        Total
                                                                      (In thousands)
Contributions:
Participants                               $ 2,096     $ 6,397     $ 8,147      $  9,341     $ 5,480     $ 31,461
Fluor Corporation                            1,326       3,797       4,997         5,763       3,316       19,199
Rollover                                       119         388         251           547         307        1,612
Total contributions                          3,541      10,582      13,395        15,651       9,103       52,272

Net investment income (loss):
Share in net investment income of
 Master Trust Accounts                       1,190       5,995           -         6,430       2,686       16,301
Interest                                         7          15          28            23          14           87
Dividends                                        -           -         796             -          25          821
Net depreciation of Fluor Corporation
 common stock                               (2,220)                   (151)       (2,371)       (151)      (2,371)
Administrative expenses                        (55)       (174)       (215)         (273)       (119)        (836)
Net investment income (loss)                 1,142      5, 836      (1,611)        6,180       2,455       14,002

Total contributions and net investment
 income (loss)                               4,683      16,418      11,784        21,831      11,558       66,274

Consolidation of Williams Brothers
 Engineering Company Investment Plan           295       1,162         951           993         446        3,847

Benefits, terminations and withdrawals      (1,514)     (3,241)     (4,146)       (7,651)     (3,071)     (19,623)

Increase in net assets available for plan
 benefits                                    3,464      14,339       8,589        15,173       8,933       50,498

Account transfers                            1,024       6,045     (13,400)        3,905       2,426            -

Net assets available for plan benefits:
 Beginning of year                          19,082      58,614      85,396       100,303      40,731      304,126
 End of year                               $23,570     $78,998     $80,585      $119,381     $52,090     $354,624

See accompanying notes.

8

Fluor Corporation Salaried Employees'
Savings Investment Plan

Notes to Financial Statements

December 31, 1993

1. Description of the Plan

Fluor Corporation Salaried Employees' Savings Investment
Plan (the Plan) is a contributory defined contribution plan sponsored by Fluor Corporation (Fluor). It is subject to the provisions of the Employee Retirement Income Security
Act of 1974 (ERISA).

Effective January 1, 1992, the assets and liabilities of the Williams Brothers Engineering Company Investment Plan, a qualified retirement plan sponsored by a subsidiary of Fluor, were merged into the Plan.

The following provides only general information about the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Contributions and Eligibility

Salaried employees of Fluor and certain of its subsidiaries are eligible to participate in the Plan, which consists of two Parts, A and B. Eligible employees on permanent international assignment may elect to participate only under Part A. All other eligible employees may elect to participate only under Part B. Employees must complete one year of continuous service, as defined, in order to become eligible to participate in the Plan.

Part A includes those provisions of the Plan in effect prior to March 1, 1985 and those in effect subsequent to that date allowing eligible participants to contribute, to a trust created under the Plan (the Trust), amounts which are includable in their gross income for federal income tax purposes. Part B incorporates provisions allowing participants to agree that Fluor will contribute to the Trust an amount equal to the amount by which the participants have elected to reduce their basic monthly compensation for federal income tax purposes, as defined in the Plan.

Participants in Part A or Part B may elect to contribute an amount ranging from 1% of their compensation, as defined, to a maximum percentage determined annually by the Board of Directors of Fluor. For each of the years ended December 31, 1993 and 1992, the maximum percentage was 14%; however, the maximum monthly contribution percentage decreases for highly compensated employees.

Fluor matches employee contributions at a rate determined annually by the Board of Directors of Fluor. There is no guaranteed minimum for matching contributions. For the years ended December 31, 1993 and 1992, Fluor matched employee contributions up to a maximum of 4% of each participant's compensation.

9

Fluor Corporation Salaried Employees'
Savings Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions and Eligibility (continued)

Participants are 100% vested at all times in all contributions and earnings thereon.

Income tax status

The Internal Revenue Service has advised the Plan Administrators that the Plan is qualified, in form, under Sections 401(a) and 401(k) of the Internal Revenue Code (the
Code) and the underlying trust is, therefore, exempt from federal income taxes under the provisions of Section 501(a) of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualifications. The Plan's Administrative Committee (Note
3) is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

Investments

Participants designate their contributions, as well as Fluor's matching contributions, for investment in one or more of the following investment funds maintained by the
Plan: Bond Fund; Equity Fund; Fluor Common Stock Fund;
Interest Income Fund; and Diversified Fund.

The Plan's investments, except investments in Fluor common stock, are commingled with the investments of various other employee benefit plans sponsored by Fluor and certain of its subsidiaries and affiliates in the Fluor Corporation Master Retirement Trust (Master Trust). The Plan's investments are governed by a trust agreement with the Northern Trust Company (the Trustee) dated April 1, 1988, as amended. The Plan's commingled investments are held by the Trustee in six different accounts (Master Trust Accounts). At December 31, 1993 and 1992, the Plan held interests in the following Master Trust Accounts:

      Fixed Income Account - Invested primarily in obligations issued or guaranteed by the federal government or a state, local or foreign government, commingled pension investment funds, domestic and foreign corporate bonds and debentures, corporate equity securities, foreign currency exchange contracts, and commingled short-term investment funds.

      Equity Account - Invested primarily in corporate equity securities, corporate debentures, commingled short-term investment funds, and commingled pension investment funds.

10

Fluor Corporation Salaried Employees'
Savings Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Investments (continued)

      Interest Income Account - Invested primarily in corporate and government obligations, commingled pension investment funds, guaranteed investment contracts issued by insurance companies, certificates of deposit, and commingled short-term investment funds.

      Real Estate Account - Invested primarily in real estate commingled pension investment funds, mortgage notes receivable, investment properties, and commingled short-term investment funds.

      International Account - Invested primarily in corporate equity securities of foreign corporations, commingled pension investment funds, foreign currency exchange contracts, and commingled short-term investment funds.

      Special Assets Account - Invested primarily in commingled pension investment funds, financial limited partnerships investing in private placements, and commingled short-term investment funds.

The Bond Fund participates in the Fixed Income Account. The Equity Fund participates in the Equity Account. The Fluor Common Stock Fund invests in Fluor common stock. The Interest Income Fund participates in the Interest Income Account. The Diversified Fund participates in all the Master Trust Accounts and also invests in Fluor common stock.

A separate account is maintained for each participant in each designated Fund; each account is adjusted monthly for contributions and net investment income or loss allocated to the individual participants in each Fund. As of the beginning of each month, participants may transfer a portion or all of the balance in their accounts from one investment Fund to any other investment Fund.

Distributions and Withdrawals

No current income tax liability accrues to the participants in connection with Fluor's contribution (either amounts contributed on behalf of participants under Part B or Fluor's matching contribution), interest, dividends or capital gains (losses) realized by the Plan. Amounts distributed to the participants (exclusive of their Part A participant contributions to the Plan) are taxable to the participants in accordance with Internal Revenue Service rules governing lump-sum and installment distributions.

11

Fluor Corporation Salaried Employees'
Savings Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Distributions and Withdrawals (continued)

Upon retirement, as defined, or upon reaching age 59-1/2, participants may elect to receive a distribution of all or part of the balance in their accounts in a lump-sum, in the form of a deferred payout over a period not to exceed ten years, or as an annuity. Participants in the Fluor Common Stock Fund may request Fluor common shares, valued at current market value, in lieu of or in combination with cash. Participants who terminate employment with Fluor prior to reaching normal retirement age may withdraw all or part of their entitlement up to their account balance at any time. In the event of death or total and permanent disability prior to retirement, the entire balance in the participant's account is distributable in the same manner as upon retirement. Plan participants whose interest in the Plan is in excess of $3,500, and terminate employment with Fluor, may leave the balance in their account invested in the Plan until age 70-1/2.

Other Provisions

Participants may contribute cash to the Plan, if such contribution qualifies as a rollover contribution within the definition of the Code.

Amounts due to terminated participants who elect to receive their benefits in installments are deposited in a segregated savings account for the exclusive benefit of those participants. Such segregated accounts, which are not included in the accompanying financial statements, aggregated $1,000 and $53,000 at December 31, 1993 and 1992, respectively.

While Fluor has not expressed any intent to terminate the Plan, it has the right to do so at any time.

2. Summary of Significant Accounting Policies

Investments

Investments in marketable securities are valued at the last reported sale price on the last business day of the fiscal year. Securities not traded on the last business day are valued at the last reported bid price. Guaranteed investment contracts are valued at cost plus accrued interest in 1992 and at fair value using current discount rates in 1993. Foreign currency exchange contracts are valued at the difference in the U.S. dollar value of such contracts translated at the original contract rate versus the spot rate on the last business day of the

12

Fluor Corporation Salaried Employees'
Savings Investment Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investments (continued)

fiscal year. Investments in commingled pension investment funds are valued by the respective fund managers and are reflected at amounts that would be realized upon redemption of the interests in such investment funds.

Investments in limited partnerships are stated at estimated market values as determined in good faith by the general partner. Investment properties are valued based upon independent appraisals. Investments in mortgage notes and certain interest bearing securities are carried at estimated values determined by the Trustee based on current market interest rates or discounted estimated cash flows. Because of the inherent uncertainty of valuation in the absence of readily ascertainable market values, estimated market values of investments in limited partnerships, investment properties and mortgage notes may differ significantly from what their values would have been had a ready market for such investments existed.

The Northern Trust Company short-term investment funds may be converted to cash upon demand. Such funds earn interest income.

Net investment income of Master Trust Accounts is allocated monthly to the individual plans based on the ratio of market values of each participating plan's investment in each Master Trust Account to the total market value of the related Master Trust Account as of the beginning of the month.

Purchases and sales of investments are recorded on the trade date. Realized gains or losses on sales, redemptions, or distributions of investments are based upon each investment manager's average historical cost.

Contributions

Contributions are recorded when Fluor makes payroll deductions from, or reduces the compensation of, Plan participants and accrues the related employer matching contribution, if any.

Earnings Allocation

Net investment income (loss) of each Fund is allocated monthly to the individual participants accounts based on the ratio of each participant's balance to the total of all participant balances as of the beginning of the month.

13

Fluor Corporation Salaried Employees'
Savings Investment Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Benefit Payments

Benefits due to terminated participants and participant withdrawals are recorded on the date distributions are made. Amounts included in net assets available for plan benefits which are allocated to accounts of terminated participants who have withdrawn from the earnings and operations of the Plan as of December 31, 1993 and 1992 aggregated $3,342,000 and $2,775,000, respectively.

3. Administration of the Plan

The Plan is managed by an Administrative Committee and an Investment Committee appointed by Fluor's Board of Directors. The Administrative Committee interprets the Plan's documents and administers the Plan. The Investment Committee establishes investment policies and objectives including the Master Trust Accounts portfolio diversifi-cation and risk concentration. The Investment Committee may appoint professional investment managers to manage the Master Trust Accounts investments in accordance with ERISA requirements and the Investment Committee guidelines.

Except for short-term foreign currency exchange contracts (Note 4), in the event of nonperformance by other parties, the Plan's exposure to credit loss on directly and indirectly owned investments is limited to the carrying value of such investments. The Plan's concentrations of credit risk are dictated by the Plan's provisions as well as those of ERISA and participants investment preferences
(Note 1). The Investment Committee believes that no significant concentrations of credit risk exist within any Master Trust Account at December 31, 1993.

The Master Trust Agreement requires that the Trustee hold the Plan's assets in a master trust and administer and distribute those assets in accordance with the Plan and the instructions of the Administrative Committee, the Investment Committee or their designees.

Fluor charged the Plan for certain administrative expenses aggregating $827,000 and $711,000 in the years ended
December 31, 1993 and 1992, respectively.

14

Fluor Corporation Salaried Employees'
Savings Investment Plan

Notes to Financial Statements (continued)

4. Master Trust Accounts

Commingled investments held in the Master Trust Accounts at December 31, 1993 and 1992 are summarized as follows :

                                      1993                1992
                                           Fair                Fair
                                  Cost    market      Cost    market
                                           value               value
                                             (In thousands)

 Fixed Income Account
  Government securities         $192,603 $204,634   $172,220 $172,609
  Commingled pension
   investment funds              125,469  135,828    101,603  110,601
  Cash and foreign currency       10,284   10,284        608      608
  Bonds and notes                  7,366    7,736      8,797    8,703
  Corporate equity securities      8,476   7,7 24          -        -
  Due from brokers for
   securities sold, net            5,906    5,937      2,333    2,318
  Investment income receivable,
   net                             4,925    4,925      3,914    3,914
  Foreign currency exchange
   contracts                           -    1,894          -      127
  Commingled short-term
   investment fund                   850      850        783      783
                                $355,879 $379,812   $290,258 $299,663

 Equity Account
  Corporate equity securities   $354,188 $445,966   $325,056 $396,576
  Commingled short-term
   investment funds               25,205   25,205     13,975   13,975
  Commingled pension
   investment funds               10,407   12,234     14,535   17,823
  Bonds and notes                  3,370    4,544      5,219    6,121
  Investment income
   receivable, net                   529      529        505      505
  Due (to) from brokers for
   securities (purchased) sold,
   net                                 -      (61)         -       33
                                $393,699 $488,417   $359,290 $435,033

15

Fluor Corporation Salaried Employees'
Savings Investment Plan

Notes to Financial Statements (continued)

4. Master Trust Accounts (continued)

                                      1993                1992
                                           Fair                Fair
                                  Cost    market      Cost    market
                                           value               value
                                             (In thousands)

 Interest Income Account
  Bonds and notes               $112,391 $112,940   $145,400 $146,633
  Government securities           92,040   92,209     55,715   57,800
  Commingled pension
   investment funds               45,000   45,574     50,515   50,504
  Guaranteed investment
   contracts                       9,408    8,228     25,873   24,536
  Commingled short-term
   investment funds                6,091    6,091      7,193    7,193
  Certificate of deposit           5,007    5,007
  Investment income
   receivable, net                 2,101    2,101      2,538    2,538
  Due to brokers for securities
   purchased, net                      -     (33)          -        -
  Cash                                 -       -         213      213
                                $272,038 $272,117   $287,447 $289,417

 Real Estate Account
  Commingled pension
   investment funds             $ 27,009 $ 23,907   $ 20,368 $ 18,275
  Loans secured by real
   estate                         25,149   22,658     28,109   26,268
  Investment properties            3,487    4,480      3,487    4,546
  Investment income
   receivable, net                   430      430        477      477
  Commingled short-term
   investment funds                  109      109        729      729
  Accrued liabilities                  -        -       (213)    (213)
                                $ 56,184 $ 51,584   $ 52,957 $ 50,082

16

Fluor Corporation Salaried Employees'
Savings Investment Plan

Notes to Financial Statements (continued)

4. Master Trust Accounts (continued)

                                      1993                1992
                                           Fair                Fair
                                  Cost    market      Cost    market
                                            value              value
                                              (In thousands)

 International Account
  Corporate equity securities   $103,270 $122,348   $ 45,891 $ 39,141
  Commingled pension
   investment funds               49,321   62,555     55,899   54,457
  Cash and foreign currency        3,314    3,314      1,234    1,234
  Bonds and notes                     23       23        220      222
  Commingled short-term
   investment funds                   19       19      2,280    2,280
  Foreign currency exhange
   contracts                           -     (125)         -       90
  Due to brokers for securities
   purchased, net                    (96)     (96)         -        -
  Accrued liabilities                (44)     (44)         -        -
  Investment income
   receivable, net                     -        -        130      130
                                $155,807 $187,994   $105,654 $ 97,554

 Special Assets Account
  Commingled pension
   investment funds             $ 16,379 $ 18,528   $ 14,784 $ 15,878
  Interests in limited
   partnerships                   12,006   13,603      8,765    8,871
  Commingled short-term
   investment funds                  110      110        162      162
                                $ 28,495 $ 32,241   $ 23,711 $ 24,911

The Fixed Income Account and the International Account have entered into several short-term foreign currency exchange contracts to manage their exposure to foreign currency exchange rate fluctuations and to participate in arbitrage opportunities. These contracts represent commitments to both purchase and sell a variety of foreign currencies, at specified prices and various dates. Open positions are generally closed prior to settlement, limiting cash requirements to the change in value of the underlying currencies. Risks may

17

Fluor Corporation Salaried Employees'
Savings Investment Plan

Notes to Financial Statements (continued)

4. Master Trust Accounts (continued)

arise upon entering these contracts from the potential inability of counterparties to meet the terms of their contracts and from unanticipated movements in the value of a foreign currency relative to the U.S. dollar. The following is a summary of the aggregate contract values of open foreign currency purchase and sale positions held by the Fixed Income Account and International Account at the spot rate as of December 31, 1993 and 1992:

                                                       1993      1992
                                                       (In thousands)

 Fixed Income Account
 Contracts to purchase foreign currencies            $107,595  $127,208
 Contracts to sell foreign currencies                 180,781   175,318

 International Account
 Contracts to purchase foreign currencies               5,392         -
 Contracts to sell foreign currencies                  12,193     2,479

During 1992, the Master Trust entered into a program security lending agreement with the Trustee whereby the Trustee is authorized to lend securities owned by the Master Trust (other than Fluor common stock, investment properties, mortgage notes, real estate funds and commingled funds) to a select number of qualified borrowers (generally national and international brokerage firms). Pursuant to the agreement, security borrowers are authorized to use borrowed securities to settle trades and are committed to return the securities to the Master Trust. All borrowed securities are secured by collateralized assets held by the Trustee which have a fair value no less than the fair value of the borrowed securities at all times. In the event a security borrower is unable to fulfill its obligation to return borrowed securities and the collateral is not sufficient to purchase identical securities, the deficiency is allocated to all entities participating in the security lending program on a pro-rata basis. The aggregate percentage of security values which may be on loan, at any point in time, may not exceed 40% of the Master Trust's lendable portfolio. At December 31, 1993 and 1992, the fair value of securities loaned approximated $146 million and $150 million, respectively. Fees aggregating $262,000 and $143,000 were earned under the lending agreement during the years ended December 31, 1993 and 1992, respectively.

18

Fluor Corporation Salaried Employees'
Savings Investment Plan

Notes to Financial Statements (continued)

4. Master Trust Accounts (continued)

At December 31, 1993 and 1992, Funds within the Plan held the following undivided percentage interest in the Master
Trust Accounts:

                                            Interest
                            Bond   Equity    Income    Diversified
                            Fund    Fund      Fund        Fund

 Fixed Income Account
  1993                       9.0%      -%        -%        9.2%
  1992                       8.0       -         -         6.4

 Equity Account
  1993                         -    22.9         -         5.9
  1992                         -    17.8         -         4.3

 Interest Income Account
  1993                         -       -      42.1         1.1
  1992                         -       -      43.4         0.5

 Real Estate Account
  1993                         -       -         -         6.2
  1992                         -       -         -         6.2

 International Account
  1993                         -       -         -         7.7
  1992                         -       -         -         5.7

 Special Assets Account
  1993                         -       -         -         1.9
  1992                         -       -         -         2.0

19

Fluor Corporation Salaried Employees'
Savings Investment Plan

Notes to Financial Statements (continued)

4. Master Trust Accounts (continued)

Net investment income (loss) of the Master Trust Accounts for the years ended December 31, 1993 and 1992 is summarized as follows:

                                                          1993     1992
                                                         (In thousands)

 Fixed Income Account
  Net appreciation (depreciation)
   including foreign currency translation
   and transaction gains and losses                     $25,256   $(2,016)
  Interest                                               22,501    20,575
  Dividends                                                 340         1
  Other income                                              140        66
  Investment management and administrative expenses      (1,427)   (1,022)
  Net investment income                                 $46,810   $17,604

 Equity Account
  Net appreciation                                      $59,943   $26,779
  Dividends                                               8,733     8,776
  Interest                                                1,138       910
  Other income                                               28        14
  Investment management and administrative expenses      (2,099)   (1,864)
  Net investment income                                 $67,743   $34,615

 Interest Income Account
  Interest                                              $14,841   $18,868
  Net appreciation (depreciation)                         1,777    (1,964)
  Other income                                               77        42
  Investment management and administrative expenses        (271)      (83)
  Net investment income                                 $16,424   $16,863

 Real Estate Account
  Interest                                              $ 3,093   $ 3,677
  Net depreciation                                       (1,236)   (1,807)
  Other income                                                -        60
  Investment management and                                (355)     (425)
  Net investment income                                 $ 1,502   $ 1,505

20

Fluor Corporation Salaried Employees'
Savings Investment Plan

Notes to Financial Statements (continued)

4. Master Trust Accounts (continued)

                                                         1993   1992
                                                         (In thousands)

 International Account
  Net appreciation (depreciation)
   including foreign currency translation
   and transaction gains and losses                     $46,999   $(6,894)
  Dividends                                               1,929       963
  Other income                                               76        21
  Interest                                                   32       613
  Investment management and administrative expenses        (910)     (459)
  Net investment income (loss)                          $48,126   $(5,756)

 Special Assets Account
  Net appreciation                                      $ 5,278   $ 1,313
  Interest                                                  966       190
  Distributions                                             303       275
  Investment management and administrative expenses        (104)      (83)
  Net investment income                                 $ 6,443   $ 1,695

Each Fund's share in net investment income (loss) of Master
Trust Accounts for the years ended December 31, 1993 and 1992 is as follows:

                                            Interest
                            Bond   Equity    Income    Diversified
                            Fund    Fund      Fund        Fund

 Fixed Income Account
  1993                       8.4%      -%        -%        7.3%
  1992                       6.8       -         -         6.5

 Equity Account
  1993                         -    20.3         -         5.0
  1992                         -    17.3         -         4.1

 Interest Income Account
  1993                         -       -      42.4         0.7
  1992                         -       -      38.1         1.5

 Real Estate Account
  1993                         -       -         -         6.2
  1992                         -       -         -         5.0

 International Account
  1993                         -       -         -         7.3
  1992                         -       -         -         4.4

 Special Assets Account
  1993                         -       -         -         1.9
  1992                         -       -         -         2.0

21

Fluor Corporation Salaried Employees'
Savings Investment Plan

Notes to Financial Statements (continued)

4. Master Trust Accounts (continued)

The components of net appreciation (depreciation) in fair value of investments held by Master Trust Accounts for the years ended December 31, 1993 and 1992 are as follows
(including realized gains and losses on investments that were both bought and sold during the respective years):

                           Fixed            Interest   Real   Interna-  Special
                          Income   Equity    Income   Estate   tional   Assets
                          Account  Account   Account  Account  Account  Account
                                              (In thousands)

 1993
 Investments at fair value as
 determined by quoted market
 price:
  Corporate equity
   securities              $   158  $55,991  $     -  $     -  $28,800  $    32
  Bonds and notes            2,171      995        7        -        2        -
  Government securities     18,826        -      509        -        -        -

 Investments at estimated fair
 value:
  Commingled pension
   investment funds          4,101    2,644    1,032     (520)  18,197    2,055
  Guaranteed investment
   contracts                     -        -      156        -        -        -
  Corporate equity
   securities                    -      512        -        -        -        -
  Government securities          -        -       20        -        -        -
  Bonds and notes                -     (199)      53        -        -        -
  Loans secured by real
   estate                        -        -        -     (650)       -        -
  Investment properties          -        -        -      (66)       -        -
  Interests in limited
   partnerships                  -        -        -        -        -    3,191
                           $25,256  $59,943  $ 1,777  $(1,236) $46,999  $ 5,278

22

Fluor Corporation Salaried Employees'
Savings Investment Plan

Notes to Financial Statements (continued)

4. Master Trust Accounts (continued)

                           Fixed            Interest   Real   Interna-  Special
                          Income   Equity    Income   Estate   tional   Assets
                          Account  Account   Account  Account  Account  Account
                                              (In thousands)

 1992
 Investments at fair value as
 determined by quoted market
 price:
  Corporate equity
   securities              $ 4,557  $23,535  $     -  $     -  $(5,554) $     -
  Bonds and notes           (1,357)     608     (534)       -        -        -
  Government securities     (5,591)       -     (759)       -        -        -

 Investments at estimated fair
 value:
  Commingled pension
   investment funds            375    2,281       29   (2,076)  (1,442)     816
  Guaranteed investment
   contracts                     -        -     (158)       -        -        -
  Corporate equity
   securities                    -      156        -        -        -        -
  Bonds and notes                -      199     (542)       -        -        -
  Loans secured by real
   estate                        -        -        -       86        -        -
  Investment properties          -        -        -      183        -        -
  Interests in limited
   partnerships                  -        -        -        -        -      497
                           $(2,016) $26,779  $(1,964) $(1,807) $(6,894) $ 1,313

23

Fluor Corporation Salaried Employees'
Savings Investment Plan

Notes to Financial Statements (continued)

5. Fluor Common Stock

Investments in Fluor common stock at December 31, 1993 and 1992 are summarized by Fund as follows:

                                1993                       1992
                     Number             Fair    Number             Fair
                       of              market     of              market
                     shares     Cost    value   shares     Cost    value
                      (Dollars in thousands)     (Dollars in thousands)

 Fluor Common
  Stock Fund        1,809,133 $58,642 $73,270  1,791,740 $51,646 $75,029
  Diversified Fund     63,927   2,086   2,589     54,558   1,702   2,285
                              $60,728 $75,859            $53,348 $77,314

Investments in Fluor common stock at December 31, 1993 and 1992 represent 17.9% and 21.8% of net assets available for plan benefits, respectively.

24

Financial Statement Schedules

25

Schedule 1

FLUOR CORPORATION SALARIED EMPLOYEES' SAVINGS INVESTMENT PLAN

FLUOR CORPORATION MASTER RETIREMENT TRUST
FIXED INCOME ACCOUNT
SCHEDULE OF ASSETS HELD FOR INVESTMENT
December 31, 1993
                                                      Number of
                                                    Units, Shares
                                                      or Dollar                Fair Market    FMV % to
           Security Description                      Face Value        Cost       Value      Net Assets
BONDS AND NOTES

Corporate Bonds and Notes
Eurofima
  8.50% Bond Due June 4, 2007                          1,616,000    $2,078,494    $2,121,045     0.56%
International Bank Reconstruction & Development
  5.25% Bond Due March 20, 2002                       89,000,000       838,851       905,245      0.24
Texas New Mexico Power Co.
  10.75% Bond Due September 15, 2003, Registered       2,000,000     2,000,000     2,115,000      0.56
Time Warner
  9.15% Bond Due February 1, 2023, Registered          1,000,000       990,920     1,096,450      0.29
Treasury CP Victoria
  8.25% Guaranteed Bond Due October 15, 2003           2,055,000     1,457,255     1,498,422      0.39
Total Bonds and Notes                                                7,365,520     7,736,162      2.04

CORPORATE EQUITY SECURITIES

Preferred Stock
Credit Lyonnais Capital ADR
  Representing Guaranteed 144A Preferred Shares           73,000     1,825,000     1,898,000      0.50
Indosuez Holdings ADR
  Representing 144A Series A Preferred Shares             82,000     2,296,000     2,196,780      0.58
Banesto Holdin, Ltd.
  Series A Preferred Stock, $0.01 par                     73,000     2,007,500     1,314,000      0.35
Santander Finance Ltd.
  7.375% Non-cumulative Preferred Shares                  98,000     2,347,072     2,315,250      0.61
Total Corporate Equity Securities                                    8,475,572     7,724,030      2.04

GOVERNMENT SECURITIES

U. S. Government & Agency Issues
Federal Home Loan Mortgage Corp.
  Pool #18-1499, 8.00% Mortgage Participation
  Certificate Due September 1, 2008 Registered            43,679       $38,806       $45,713     0.01%
U.S. Treasury, 5.75% Note Due August 15, 2003          2,400,000     2,407,875     2,391,744      0.63
U.S. Treasury, 7.125 Bond
  Due February 15, 2023, Registered                    4,600,000     4,870,283     4,974,486      1.31
U.S. Treasury, 7.25% Bond Due May 15, 2016             6,925,000     7,036,777     7,491,465      1.97
U.S. Treasury, 7.25% Bond
  Due August 15, 2022, Registered                      1,440,000     1,596,150     1,570,954      0.41
U.S. Treasury, 7.625% Bond Due November 15,2022        1,200,000     1,341,375     1,370,160      0.36
U.S. Treasury, 8.00% Bond Due November 15, 2021       42,012,000    42,072,167    49,731,705     13.09
U.S. Treasury Stripped Principal Payment
  of 0% Bond Due February 15, 2004                     6,260,000     3,420,839     3,395,733      0.89
U.S. Treasury Stripped Principal Payment
  of 0% Bond Due November 15, 2021, Registered        27,369,000     3,265,916     4,206,615      1.11
U.S. Treasury Stripped Principal Payment
  of 8.125% Bond Due May 15, 2021, Registered         35,023,000     4,398,065     5,508,417      1.45
     Total U. S. Government & Agency Issues                         70,448,253    80,686,992     21.23

Foreign Government Issues
     Australia
Commonwealth of Australia
  6.75% Bond Due November 15, 2006                     5,065,000     3,317,195     3,419,493      0.90
  9.00% Bond Due September 15, 2004                    1,135,000       898,297       900,993      0.24
                                                                     4,215,492     4,320,486      1.14

     Austria
Republic of Austria
  4.25% Bond Due September 28, 2005                  100,000,000       958,929       977,609      0.26

     Belgium
Kingdom of Belgium
  7.00% Bond Due April 29, 1999                      135,000,000    $3,882,766    $3,915,785     1.03%

     Canada
Government of Canada
  7.25% Bond Due June 1, 2003                          1,790,000     1,383,439     1,409,732      0.37

     Denmark
Kingdom of Denmark
  7.00% Bond Due December 15, 2004                    19,775,000     2,905,148     3,125,782      0.82
  8.00% Bond Due May 15, 2003                         14,529,000     2,403,044     2,426,867      0.64
  9.00% Bond Due November 15, 2000                    23,590,000     4,077,017     4,069,345      1.07
  9.25% Bond Due August 10, 1995                       8,750,000     1,354,008     1,354,905      0.36
                                                                    10,739,217    10,976,899      2.89

     Finland
Republic of Finland
  9.50% Bond March 15, 2004                            7,000,000     1,380,720     1,450,266      0.38
  10.75% Bond Due March 15, 2002                       2,000,000       401,746       430,466      0.11
  11.00% Bond Due January 15, 1999                     9,000,000     1,752,173     1,883,230      0.50
                                                                     3,534,639     3,763,962      0.99

     France
Government of France
  0.00% Bond Due April 25, 2003                       16,834,770     1,483,728     1,691,247      0.45
  6.00% Bond Due July 16, 1997                        25,300,000     4,260,895     4,405,403      1.16
  7.25% Bond Due March 16, 1998                          560,000       667,900       667,948      0.18
  8.50% Bond Due December 26, 2012                     1,100,000       234,764       235,139      0.06
  8.50% Bond Due April 25, 2023                       14,790,000     3,235,363     3,249,228      0.86
                                                                     9,882,650    10,248,965      2.71

     Germany
Federal Republic of Germany
  8 3/8% Bond Due May 21, 2001                         1,000,000       652,804       671,515      0.18
  8 7/8% Bond Due December 20, 2000                    2,870,000    $1,892,487    $1,972,125     0.52%
                                                                     2,545,291     2,643,640      0.70

     Greece
Kingdom of Greece
  0.00% Treasury bill Due May 31, 1994               520,000,000     1,980,088     1,904,581      0.50

     Ireland
Republic of Ireland
  8.75% Bond Due July 27, 1997                         1,580,000     2,437,753     2,422,524      0.64

     Italy
Republic of Italy
  9.00% Bond Due October 1, 1998                   1,740,000,000     1,054,205     1,045,014      0.28
  9.25% Note Due March 7, 2011                         5,264,000     6,681,682     7,019,107      1.85
  10.00% Bond Due August 1, 1998                   4,290,000,000     2,779,641     2,651,727      0.70
  10.00% Note Due August 1, 2003                   3,865,000,000     2,612,200     2,443,518      0.64
  12.00% Bond Due January 17, 1999                 5,895,000,000     3,958,424     3,915,118      1.03
  12.00% Bond Due May 18, 1999                     1,300,000,000       834,125       866,414      0.23
                                                                    17,920,277    17,940,898      4.73

     Japan
Japan
  4.90% Bond Due March 20, 2009                      125,000,000     1,203,664     1,246,082      0.33
  5.30% Bond Due March 20, 2013                      440,000,000     4,407,741     4,539,113      1.20
  5.50% Bond Due January 1, 2023                     588,000,000     5,711,426     6,324,700      1.67
  6.80% Bond Due September 20, 2010                  355,000,000     4,055,819     4,210,717      1.11
                                                                    15,378,650    16,320,612      4.31

     Netherlands
Dutch Government
  7.50% Bond Due January 15, 2023                     13,545,000     8,090,583     8,202,021      2.16
  8.25% Bond Due September 15, 2007                    2,000,000    $1,294,085    $1,252,127     0.33%
                                                                     9,384,668     9,454,148      2.49

     Spain
Government of Spain
  9.00% Bond Due February 28, 1997                   948,000,000     7,143,497     6,808,785      1.79

     Sweden
Kingdom of Sweden
  6.00% Bond Due February 9, 2005                     11,600,000     1,246,874     1,235,827      0.33
  10.25% Bond Due May 5, 2003                         19,800,000     2,911,592     2,835,661      0.75
  11.00% Note Due January 21, 1999                    38,100,000     5,575,983     5,399,704      1.42
                                                                     9,734,449     9,471,192      2.50

     United Kingdom
United Kingdom
  2.50% Bond Due April 16, 2020                        1,945,000     4,258,638     4,382,628      1.15
  3.50% Bond Due December 29, 1949                     1,300,000       965,134     1,040,984      0.27
  7.25% Note Due March 30, 1998                        1,435,000     2,227,190     2,249,181      0.59
  8.00% Bond Due June 10, 2003                           405,000       653,885       678,312      0.18
  8.50% Bond Due July 16, 2007                         3,315,000     5,597,339     5,836,546      1.54
  9.75% Bond Due August 27, 2002                       3,535,000     6,363,351     6,432,596      1.69
  10.25% Bond Due November 22, 1999                      125,000       219,677       224,002      0.06
                                                                    20,285,214    20,844,249      5.48
     Total Foreign Government Issues                               121,407,019   123,424,067     32.53

Call Options
Denmark
  Put at 1.655 Due January 6, 1994                    (8,340,000)      (19,599)      (11,676)     0.00
  Put at 1.6600 Due January 6, 1994                   (8,340,000)      (20,850)          (83)     0.00
  Put at 1.700 Due January 6, 1994                     8,340,000        81,315        81,315      0.02
  Put at 1.7050 Due January 6, 1994                    8,340,000       $85,068        $4,170     0.00%
  Put at 99.25 Due April 25, 1994                      4,000,000        11,250         7,200      0.00
France
  Call Option 18.76 Due February 9, 1994              39,100,000       301,070        75,322      0.02
  Call Option 107.18 Due April 19, 1994               27,500,000        58,312        83,278      0.02
  Call Option 20.41 Due April 22, 1999                87,000,000       122,757       117,890      0.03
  Call Option 106.8 Due December 4, 1994              28,750,000        63,092        95,711      0.03
Japan
  Call Option 116.266 Due March 3, 1994              399,000,000        34,946        44,608      0.01
  Call Option 117.082 Due March 3, 1994              200,000,000        19,104        15,740      0.00
  Call Option 124.792 Due March 14, 1994             464,000,000        11,494         9,930      0.00
     Total Call Options                                                747,959       523,405      0.13
Total Government Securities                                        192,603,231   204,634,464     53.89

OTHER INVESTMENTS

Commingled Pension Investment Funds
Morgan Guaranty Trust International Bond Fund             40,465    19,215,094    20,034,302      5.27
Morgan Guaranty Trust Liquidity Fund                     353,000       353,000       353,000      0.09
Morgan Guaranty Trust Mortgage Fund                       69,564    23,117,947    26,090,465      6.87
Morgan Guaranty Trust Public Bond Fund                   173,663    41,920,175    47,342,617     12.46
Morgan Guaranty Trust Private Placement Fund              37,422    14,009,987    15,949,144      4.20
The Northern Trust Company Benchmark Bond Fund         1,273,617    26,852,771    26,058,196      6.86
     Total Commingled Pension Investment Funds                     125,468,974   135,827,724     35.75

Commingled Short-Term Investment Funds
The Northern Trust Company
  Collective Short-Term Investment Fund                  849,675      $849,675      $849,675     0.22%
Total Other Investments                                            126,318,649   136,677,399     35.97

Total Fixed Income Account                                        $334,762,972  $356,772,055    93.94%

Schedule 1

FLUOR CORPORATION SALARIED EMPLOYEES' SAVINGS INVESTMENT PLAN

FLUOR CORPORATION MASTER RETIREMENT TRUST
EQUITY ACCOUNT
SCHEDULE OF ASSETS HELD FOR INVESTMENT
December 31, 1993
                                                      Number of
                                                    Units, Shares
                                                      or Dollar                Fair Market    FMV % to
            Security Description                     Face Value        Cost       Value      Net Assets
CORPORATE EQUITY SECURITIES

COMMON STOCK

Consumer Durables
     Automotive - Accessories
Arvin Industrial, Inc., $2.50 par                         25,000      $657,750      $800,000     0.16%
Briggs & Stratton Corp., $3 par                            4,100       162,746       338,250      0.07
Donaldson Co., Inc., $5 par                               18,300       469,459       809,775      0.17
Snap On Tools Corp., $1 par                               26,400       915,742       999,900      0.20
Titan Wheel International Inc., NPV                       20,000       314,760       510,000      0.10
                                                                     2,520,457     3,457,925      0.70

     Automotive - Cars
Chrysler Corp., NPV                                       32,000     1,140,009     1,704,000      0.35
Ford Motor Co., $1 par                                    38,900     1,806,141     2,509,050      0.51
General Motors Corp., $1 2/3 par                          77,300     3,144,578     4,241,838      0.87
                                                                     6,090,728     8,454,888      1.73

     Furnishings, Appliances
AB Electrolux, NPV, ADR                                   20,000       970,000       680,000      0.14
Bassett Furniture Industries, Inc., $5 par                 6,500       249,305       227,500      0.05
Miller, Herman, Inc., $0.20 par                           45,000       885,625     1,378,125      0.28
Nordson Corp., $1 par                                     10,700       539,013       575,125      0.12
Paul Revere Corp., NPV                                    38,900       900,784       943,325      0.19
Stanley Works, $2.50 par                                  24,500       976,719     1,090,250      0.22
Whirlpool Corp., $1 par                                   15,000       927,775       997,500      0.20
                                                                     5,449,221     5,891,825      1.20

     Rubber
Bandag, Inc., $1 par                                      16,500       886,116       913,688      0.19
Goodyear Tire & Rubber Co., NPV                           38,800    $1,313,967    $1,775,100     0.36%
                                                                     2,200,083     2,688,788      0.55

     Miscellaneous Consumer Durables
Owens Illinois, Inc., NPV                                 74,700       809,614       924,413      0.19
Vitro Sociedad Anonima, NPV, ADR                          79,900     1,843,348     1,528,087      0.31
                                                                     2,652,962     2,452,500      0.50
     Total Consumer Durables                                        18,913,451    22,945,926      4.68

Consumer Non-Durables & Services
     Chemicals - Photographic
Eastman Kodak Co., $2.50 par                              86,500     3,967,852     4,865,625      1.00

     Communications
Alcatel Alsthom, NPV, ADR                                 20,000       446,200       572,500      0.12
Banyan System, Inc., NPV                                  15,000       249,375       225,000      0.05
CBS Inc., $2.50 par                                        8,100     1,905,292     2,336,850      0.48
Capital Cities, ABC, Inc., NPV                               600       290,972       371,700      0.08
Cellular Communications Inc., Class A, NPV                20,000       880,000       935,000      0.19
Century Communications Corp., Class A, NPV                33,548       199,522       385,802      0.08
Empresa Nacional De Electricidad, NPV, ADR                24,000       707,585     1,140,000      0.23
Franklin Quest Co., NPV                                   41,700     1,262,863     1,459,500      0.30
Heritage Media Corp., Class A, NPV                        20,000       237,300       397,500      0.08
McGaw Cellular Communications, Class A, NPV                6,000       331,620       303,000      0.06
Motorola Inc., $3 par                                     37,300     1,308,692     3,440,925      0.70
Pactel Corp., NPV                                         20,000       460,000       497,500      0.10
Synoptics Communications, Inc., NPV                       21,000       169,673       585,375      0.12
Tele-Communications, Inc., Class A, $1 par                 8,600       220,491       260,150      0.05
Valassis Communications, Inc., NPV                        79,700     1,344,729     1,065,988      0.22
Viacom Inc., Class A, NPV                                  2,500        56,137       122,187      0.03
Viacom Inc., Class B, NPV                                  5,000       112,275       224,375      0.05
                                                                    10,182,726    14,323,352      2.94

     Cosmetics
Avon Products, Inc., $0.50 par                            10,000      $494,350      $486,250     0.10%
Gillette Co., $1 par                                       4,800       272,496       286,200      0.06
                                                                       766,846       772,450      0.16

     Drugs
Allergan Inc., NPV                                        40,000       609,630       905,000      0.19
American Home Products Corp., $0.33 1/3 par                5,100       262,602       330,225      0.07
Bergen Brunswig Corp., Class A, $1.50 par                 30,375       648,300       542,953      0.11
Bristol Myers Squibb Co., NPV                             16,550       976,602       964,038      0.20
Ivax Corp., NPV                                           58,000     1,518,934     1,667,500      0.34
Lilly, Eli & Co., $0.62 1/2 par                           21,600     1,256,164     1,282,500      0.26
Merck & Co., Inc., $0.02 7/9 par                          17,000       524,319       584,375      0.12
Pfizer Inc., $0.11 1/9 par                                 5,400       195,973       372,600      0.08
Schering-Plough Corp., $1 par                             40,400     2,278,191     2,767,400      0.57
Upjohn Co., $1 par                                        60,000     1,828,614     1,740,000      0.36
Warner-Lambert Co., $1 par                                26,000     1,854,391     1,755,000      0.36
                                                                    11,953,720    12,911,591      2.66

     Food - Chain Stores
Albertson's, Inc., $1 par                                  8,800       160,576       235,400      0.05
Kroger Co., $1 par                                        72,000     1,220,749     1,449,000      0.30
Penn Traffic Co., NPV                                      7,300       276,856       264,625      0.05
Safeway Inc., NPV                                        104,200     1,792,028     2,214,250      0.45
Stop & Shop Companies, Inc., NPV                          54,500       990,201     1,103,625      0.23
Super Value Stores Inc., $1 par                           40,000       970,000     1,450,000      0.30
Vons Companies Inc., $0.10 par                            47,500       858,788       760,000      0.16
Winn-Dixie Stores, Inc., $1 par                            5,000       225,446       268,125      0.05
                                                                     6,494,644     7,745,025      1.59

     Food - General
Archer-Daniels-Midland Co., NPV                           59,462     1,311,489     1,352,760      0.28
Campbell Soup Co., $0.60 par                               6,500       198,830       266,500      0.05
Dole Food Inc., NPV                                       52,000     1,736,419     1,391,000      0.28
Fleming Companies Inc., $2.50 par                          9,000       297,025       222,750      0.05
General Mills, Inc., $0.75 par                             3,800       169,157       230,850      0.05
Heinz, H.J. Co., $3 par                                   25,700      $932,907      $921,988     0.19%
IBP, NPV                                                  66,800     1,247,688     1,728,450      0.35
Kellogg Co., $0.50 par                                    15,300       738,185       868,275      0.18
Mc Cormick & Co., Non-Voting, NPV                         30,000       710,010       738,750      0.15
Mc Donalds Corp., NPV                                     40,000     1,234,746     2,280,000      0.47
Premark International, Inc., NPV                           4,700       167,866       377,175      0.08
RJR Nabisco Holdings Corp., NPV                          208,200     1,888,798     1,327,275      0.27
Richfoods Holdings Inc., Class A, NPV                     72,000       534,155     1,260,000      0.26
Sara Lee Corp., NPV                                        8,600       118,609       215,000      0.04
Shoney's, Inc., $1 par                                    58,000     1,039,916     1,341,250      0.27
Sizzler International Inc., NPV                           57,149       760,262       521,485      0.11
                                                                    13,086,062    15,043,508      3.08

     Healthcare
Abbott Laboratories, NPV                                  13,200       274,098       391,050      0.08
Advantage Health Corp., NPV                               30,300       495,802       462,075      0.09
American Medical Holdings Inc., NPV                       39,000       433,964       760,500      0.16
Amsco International Inc., NPV                             40,000       457,330       485,000      0.10
Bausch & Lomb, Inc., $1 par                               12,700       661,162       650,875      0.13
Baxter International Inc., NPV                             9,800       305,917       238,875      0.05
Beverly Enterprises Inc., $10.00 par                     140,800     1,322,955     1,865,600      0.38
Biogen Inc., NPV                                          10,000       293,440       398,750      0.08
Caremark International Inc., NPV                          50,000       730,217       987,500      0.20
Coastal Healthcare Group Inc., NPV                        50,000     1,124,750     1,987,500      0.41
Community Psychiatric Centers, $1 par                     12,200       116,120       170,800      0.03
Continental Medical Systems Inc., NPV                     58,000       520,847       500,250      0.10
Foundation Health Corp., NPV                              25,000       421,175       775,000      0.16
Genetics Institute Inc., NPV                              20,000       534,020       965,000      0.20
HCA Hospital Corp. of America, Class A, $0.01 par        144,000     2,681,828     4,932,000      1.01
Helian Health Group, Inc., NPV                            34,000       259,500       153,000      0.03
Johnson & Johnson, $1 par                                  9,200       324,716       412,850      0.08
Manor Care, Inc., $0.10 par                               44,000       866,184     1,072,500      0.22
Medex, Inc., $0.01 par                                    35,000     1,243,214       603,750      0.12
Medical Care American Inc., $0.01 par                     23,040       801,437       527,040      0.11
Medtronic, Inc., $0.10 par                                16,100     1,186,260     1,322,213      0.27
National Health Laboratories, NPV                         13,400       312,930       190,950      0.04
Nationwide Health Properties, NPV                         20,000       771,400       710,000      0.15
Novacare Inc., NPV                                        64,000      $547,500      $976,000     0.20%
MLP Servicemaster Limited Partnership, NPV                39,450       715,539     1,079,943      0.22
Tokos Medical Corp., NPV                                 142,000     1,038,500       745,500      0.15
                                                                    18,440,805    23,364,521      4.77

     Leisure Time & Recreation
GC Companies Inc., NPV                                       850        27,390        29,431      0.01
Mattell, Inc., $1 par                                      9,600       279,366       265,200      0.05
Promus Companies Inc., NPV                                 5,100       223,406       233,325      0.05
Webb, Del Corp., NPV                                      82,900     1,433,818     1,326,400      0.27
                                                                     1,963,980     1,854,356      0.38

     Merchandising - Consumer Specialty
Autozone Inc., NPV                                         8,000       322,564       458,000      0.09
Blockbuster Entertainment Corp., NPV                      37,800       547,658     1,157,625      0.24
Brown Group, Inc., $3.75 par                              12,500       405,719       432,813      0.09
Home Depot Inc., $0.05 par                                11,633       192,826       459,503      0.09
Mac Frugals Bargain Close Outs Inc., NPV                  27,500       426,250       539,688      0.11
Melville Corp., $1 par                                     4,600       227,505       186,875      0.04
Musicland Stores Corp., NPV                               92,200     1,396,229     1,913,150      0.39
Nike Inc., Class B, NPV                                   10,000       457,270       462,500      0.09
Payless Cashways Inc., NPV                                86,700     1,018,024     1,452,225      0.30
Toys "R" Us, Inc., $0.10 par                               5,800       175,275       237,075      0.05
Tyco Toys Inc., NPV                                       75,200       860,361       629,800      0.13
Unilever N.V. New York, 4 Guilders par, ADR               27,500     2,769,744     3,176,250      0.65
                                                                     8,799,425    11,105,504      2.27

     Merchandising - General
Federated Department Stores Inc., NPV                     38,100       814,329       790,575      0.16
K Mart Corp., $1 par                                      11,900       216,598       255,850      0.05
Limited Inc., NPV                                          9,000       182,180       153,000      0.03
May Department Stores Co., $0.50 par                      33,900     1,049,706     1,334,812      0.27
Meyer Fred Inc., NPV                                      39,700     1,093,676     1,429,200      0.29
Neiman Marcus Group Inc., NPV                              5,000        80,300        93,750      0.02
J.C. Penney & Co., Inc., $0.50 par                        30,600     1,055,776     1,610,325      0.33
Price/Costco Inc., NPV                                    75,000    $1,273,306    $1,443,750     0.30%
Ross Stores Inc., NPV                                     86,100     1,151,874     1,119,300      0.23
Sears, Roebuck and Co., $0.75 par                         24,900       958,018     1,316,588      0.27
Service Merchandise Co., Inc., $1 par                     12,200       132,030       122,000      0.02
Shopko Stores Inc., NPV                                   75,000     1,096,482       853,125      0.17
Topps Inc., NPV                                           34,500       486,292       241,500      0.05
Wal-Mart Stores, Inc., $0.10 par                          74,200     1,722,287     1,855,000      0.38
                                                                    11,312,854    12,618,775      2.57

     Service Industries
ADT Limited Warrants Expiring 6/30/94, NPV                11,170        33,903         9,070      0.00
American Building Maintenance Industries, NPV             34,800       564,794       622,050      0.13
Automatic Data Processing, Inc., $0.10 par                24,700       492,058     1,364,675      0.28
H & R Block, Inc., NPV                                    33,800       664,796     1,377,350      0.28
Dekalb Genetics Corp., Class B, NPV                       20,000       622,500       630,000      0.13
Walt Disney Company, NPV                                  11,200       354,759       477,400      0.10
Dun & Bradstreet Corp., $1 par                            22,100     1,038,735     1,361,913      0.28
Environmental Elements Co., NPV                           75,000       385,875       384,375      0.08
Envoy Corp., NPV                                          19,000       288,166       337,250      0.07
Federal Express Corp., $0.10 par                          20,000       902,500     1,417,500      0.29
Foote, Cone & Belding Communications, Inc., $0.33 13      31,600     1,076,250     1,516,800      0.31
Health Trust Inc. Hospital, NPV                           43,700       672,801     1,163,512      0.24
Information Resources, Inc., NPV                          42,500       554,114     1,636,250      0.34
Moorco International Inc., NPV                            50,000       843,005       950,000      0.19
Pitney Bowes, Inc., $2 par                                28,200       809,940     1,166,775      0.24
Rehabclinics Inc., NPV                                    25,000       335,775       590,625      0.12
Safety-Kleen Corp., $0.10 par                             79,700     1,660,685     1,295,125      0.27
Service Corporation International, $1 par                115,550     1,542,396     3,033,188      0.62
Stewart Enterprises Inc., Class A, NPV                    52,500       671,875     1,417,500      0.29
Vodafone Group Place, NPV, ADR                            30,000     1,858,272     2,677,500      0.55
WMX Technology, Inc., NPV                                 62,700     2,035,288     1,653,712      0.34
                                                                    17,408,487    25,082,570      5.15

     Textiles
Burlington Industries Equity Inc., NPV                     5,200        77,506        80,600      0.02
Guilford Mills Inc., $2.50 par                               600        11,568        14,100      0.00
Springs Industries Inc., Class A, NPV                      6,300      $176,939      $237,825     0.05%
United States Shoe Corp., NPV                             90,000       965,817     1,350,000      0.28
V. F. Corp., NPV                                          31,400     1,525,639     1,448,325      0.30
                                                                     2,757,469     3,130,850      0.65

     Tobacco/Beverages
American Brands, Inc., $3.125 par                         67,300     2,493,164     2,237,725      0.46
Anheuser-Busch Companies Inc., $1 par                      4,000       170,311       196,500      0.04
Coca Cola Co., NPV                                        21,400       583,870       954,975      0.20
Pepsico, Inc., $0.05 par                                  13,400       389,463       547,725      0.11
Philip Morris Companies Inc., $1 par                     113,000     5,658,046     6,285,625      1.29
Seagram Co. Ltd., NPV                                      7,600       153,007       198,550      0.04
                                                                     9,447,861    10,421,100      2.14

     Travel Leisure
Host Marriot Corp., NPV                                   57,600       356,103       525,600      0.11
La Quinta Inns, Inc., $0.10 par                           57,600       557,009     2,030,400      0.42
Marriot International Company, NPV                        20,600       438,509       597,400      0.12
                                                                     1,351,621     3,153,400      0.65
     Miscellaneous Consumer Non-Durables and Services
Colgate-Palmolive Co., $1 par                              6,100       240,812       380,488      0.08
Jan Bell Marketing, Inc., NPV                            134,800     1,493,096     1,263,750      0.26
Newell Co., NPV                                           10,000       418,100       403,750      0.08
Procter & Gamble Co., NPV                                 10,300       432,518       587,100      0.12
                                                                     2,584,526     2,635,088      0.54
     Total Consumer Non-Durables and Services                      120,518,878   149,027,715     30.55

Technology
     Electronics - Instrumentation
Advanced Micro Devices, Inc., $0.01 par                   17,800      $252,400      $315,950     0.06%
Ametek, Inc., $1 par                                      26,400       354,485       336,600      0.07
Corning Inc., NPV                                         35,000     1,070,961       980,000      0.20
E G & G, Inc., $1 par                                     34,100       745,236       626,588      0.13
E-Systems, Inc., $1.25 par                                15,000       580,802       650,625      0.13
Harris Corp., $1 par                                       8,100       236,193       368,550      0.08
Learning Company, NPV                                     45,000       762,500       680,625      0.14
Miron Technology, Inc., $0.10 par                          9,400       205,935       437,100      0.09
National Semiconductor Corp., $0.50 par                   50,000       753,000       812,500      0.17
Premier Industrial Corp., NPV                             20,700       571,169       579,600      0.12
Shared Medical Systems Corp., $0.01 par                   34,200       772,533       850,725      0.17
Varian Associates, Inc., $1 par                           11,500       460,799       690,000      0.14
                                                                     6,766,013     7,328,863      1.50

     Office Equipment
Computer Associates International, Inc., $0.10 par        49,800       803,970     1,992,000      0.41
Computer Sciences Corp., $1 par                            3,600       192,939       358,200      0.07
Cray Research, Inc., $1 par                               30,000     1,108,878       768,750      0.16
Diebold Inc., $1.25 par                                   10,000       416,850       602,500      0.12
Digital Equipment Corp., $1 par                           78,200     3,387,935     2,678,350      0.55
International Business Machine Corp., $1.25 par           31,900     2,798,510     1,802,350      0.37
Microsoft Corp., NPV                                      10,000       772,028       806,250      0.17
Nashua Corp., $1 par                                      20,000       790,000       550,000      0.11
National Computer Systems Inc., $0.03 par                 39,000       585,637       429,000      0.09
Policy Management Systems Corp., NPV                      14,200       368,769       440,200      0.09
Sei Corp., NPV                                            65,000       830,288     1,706,250      0.35
Tandem Computers, Inc., $0.05 par                        128,000     1,503,747     1,392,000      0.29
                                                                    13,559,551    13,525,850      2.78

     Miscellaneous Technology
Adobe Systems Inc., NPV                                   70,000     1,380,053     1,557,500      0.32
AMP Inc., NPV                                             43,200     2,213,121     2,727,000      0.56
BMC Software Inc., NPV                                    33,000       847,665     1,584,000      0.32
Compaq Computer Corp., NPV                                20,800     1,055,354     1,536,600      0.31
Compuware Corp., NPV                                       5,700      $125,400      $148,200     0.03%
Creative Technology Ltd., NPV                             20,900       510,373       663,575      0.14
Ericsson L.M. Telephone Co., Class B, NPV, ADR            75,000     1,376,411     3,028,125      0.62
Hewlett-Packard Co., $1 par                               45,800     2,679,266     3,618,200      0.74
Honeywell Inc., $1.50 par                                  8,200       214,775       280,850      0.06
Intel Corp., $0.01 par                                    68,000     2,806,927     4,216,000      0.86
Legent Corp., NPV                                         27,000       634,040       610,875      0.13
Mentor Graphics Corp., NPV                                41,500       906,862       570,625      0.12
Molex Inc., $0.05 par                                     21,250       432,499       754,375      0.15
Oracle Systems Corp., NPV                                 29,800       309,672       856,750      0.18
Parametric Technology Corp., NPV                          86,100       354,457     3,336,375      0.68
Peoplesoft, Inc., NPV                                     15,000       445,150       468,750      0.10
Seagate Technology, NPV                                   65,000       696,755     1,543,750      0.32
Structural Dynamics Research Corp., Class A, NPV         104,000     1,211,971     1,794,000      0.37
Synergen, Inc., NPV                                       86,000     1,456,370       978,250      0.20
Texas Instruments Inc., $1 par                             7,900       509,714       501,650      0.10
Ventritex Inc., NPV                                       25,000       537,500       981,250      0.20
                                                                    20,704,335    31,756,700      6.51
     Total Technology                                               41,029,899    52,611,413     10.79

Energy
     Oil Services
Coastal Corp., $0.33 1/3 par                              61,800     1,725,906     1,745,850      0.36
Equitable Resources Inc., NPV                             25,450       957,302       932,106      0.19
Halliburton Co., $2.50 par                                20,000       692,033       637,500      0.13
Schlumberger Limited, $1 par                              34,500     1,692,510     2,039,813      0.42
Sonat Offshore Drilling Inc., NPV                         50,000     1,029,230       800,000      0.16
Ultramar Corp., NPV                                       11,800       284,746       299,425      0.06
                                                                     6,381,727     6,454,694      1.32

     Petroluem - Domestic
Amoco Corp., NPV                                           8,400       462,409       444,150      0.09
Atlantic Richfield Co., $2.50 par                          3,100       398,287       326,275      0.07
Kerr-Mc Gee Corp., $1 par                                 35,700    $1,350,524    $1,615,425     0.33%
Occidental Petroleum Corp., $0.20 par                     50,000       959,750       850,000      0.17
Oryx Energy Co., NPV                                      60,000     1,363,470     1,035,000      0.21
Phillips Petroleum Co., $1.25 par                         24,500       750,089       710,500      0.15
Plains Petroleum Co., $5 par                              51,500     1,254,247     1,223,125      0.25
Pogo Producing Co., $1 par                                 9,900       182,409       165,825      0.03
Repsol SA, NPV, ADR                                        8,700       219,909       268,613      0.05
Royal Dutch Pete Co NY Registry, 5 guilder par             7,400       614,811       772,375      0.16
Societe National Elf Aquitaine, NPV, ADR                  25,000       713,500       884,375      0.18
Tosco Corp., NPV                                          20,000       421,000       582,500      0.12
Unocal Corp., $8 1/3 par                                   7,200       194,994       200,700      0.04
USX - Marathon Group, NPV                                 40,000     1,118,137       660,000      0.14
                                                                    10,003,536     9,738,863      1.99

     Petroleum - International
Amerada Hess Corp., $1 par                                44,100     2,011,371     1,990,013      0.41
British Petroleum Place, NPV, ADR                         22,800     1,269,744     1,459,200      0.30
Chevron Corp., NPV                                         5,600       431,977       487,900      0.10
Exxon Corp., NPV                                          18,000       984,388     1,136,250      0.23
Mobil Corp., $3.75 par                                     5,900       392,334       466,838      0.10
Texaco, Inc., $6.25 par                                   17,300     1,061,113     1,120,175      0.23
YPT Sociedad Anonima Sponsored, Class D, NPV               2,600        71,403        67,600      0.01
                                                                     6,222,330     6,727,976      1.38

     Miscellaneous Energy
Cairn Energy USA Inc., NPV                                50,000       253,125       262,500      0.05
Destec Energy Inc., NPV                                   15,900       285,070       228,563      0.05
Eastern Enterprises, NPV                                  13,300       360,301       339,150      0.07
Enron Corp., $0.10 par                                     7,400       173,987       214,600      0.04
Zurn Industries, Inc., $0.50 par                          19,000       669,698       520,125      0.11
                                                                     1,742,181     1,564,938      0.32
     Total Energy                                                   24,349,774    24,486,471      5.01

Basic Industries
     Aluminum
Alcan Aluminum Limited, NPV                               30,000      $521,100      $622,500     0.13%
Aluminum Company of America, $1 par                       10,000       680,600       693,750      0.14
Reynolds Metals Co., NPV                                   6,800       376,070       308,550      0.06
                                                                     1,577,770     1,624,800      0.33

     Building - Cement
Vulcan Materials Co., $1 par                              19,400       800,127       909,375      0.19

     Building - General
Centex Corp., $0.25 par                                   20,000       344,604       840,000      0.17
Dover Corp., $1 par                                       25,600       795,216     1,555,200      0.32
Louisiana-Pacific Corp., $1 par                           11,700       128,911       482,625      0.10
Masco Corp., $1 par                                       25,000       643,595       925,000      0.19
Ogden Projects Inc., NPV                                   3,500        57,556        58,188      0.01
                                                                     1,969,882     3,861,013      0.79

     Chemicals - General
Air Products and Chemicals, Inc., $1 par                  30,000     1,014,069     1,327,500      0.27
Betz Laboratories, Inc., $0.10 par                        30,400     1,485,009     1,333,800      0.27
Crompton & Knowles Corp., $5 par                          38,400       622,585       844,800      0.17
Dow Chemical Co., $2.50 par                                6,400       296,191       363,200      0.07
Du Pont, E.I. De Nemours & Co., $5 par                    12,900       537,064       622,425      0.13
Fuller, H. B. & Co., $1 par                               30,000       987,490     1,080,000      0.22
Geon Co., $0.01 par                                       67,800     1,254,000     1,601,775      0.33
Great Lakes Chemical Corp., $1 par                        11,900       734,616       888,038      0.18
Lawter International, Inc., $1 par                        75,910       534,877     1,034,274      0.21
Monsanto Co., $2 par                                       3,600       162,522       264,150      0.05
Nalco Chemical Co., $0.75 par                             66,000     1,735,775     2,475,000      0.51
PPG Industries Inc., $1.66 2/3 par                         4,100       207,863       311,088      0.06
Tyco International Ltd., $1 par                           13,600       588,158       702,100      0.14
                                                                    10,160,219    12,848,150      2.61

     Non-Ferrous Metals
American Barrick Resources Corp., NPV                     20,000      $558,700      $567,500     0.12%
Newmont Mining Corp., $1.60 par                           17,900       717,935     1,031,488      0.21
Phelps Dodge Corp., $6.25 par                              5,300       252,219       258,375      0.05
Placer Dome Inc., NPV                                     38,000       482,828       945,250      0.19
                                                                     2,011,682     2,802,613      0.57

     Paper
Caraustar Industries Inc., NPV                             3,900        58,500        65,325      0.01
Champion International Corp., $0.50 par                   38,672     1,104,330     1,290,678      0.26
Federal Paper Board Co., Inc., $5 par                      9,600       186,005       204,000      0.04
Georgia-Pacific Corp., $0.80 par                          13,600       763,435       935,000      0.19
Riverwood International Corp., NPV                        63,700       869,630     1,082,900      0.22
Scott Paper Co., NPV                                      40,000     1,336,470     1,645,000      0.34
Temple Inland Inc., NPV                                    4,200       139,678       211,575      0.04
                                                                     4,458,048     5,434,478      1.10

     Printing and Publishing
Banta Corp., $0.10 par                                    19,050       327,423       690,563      0.14
Bowater Inc., NPV                                         20,000       449,840       460,000      0.09
Deluxe Corp., NPV                                         37,500     1,031,250     1,359,375      0.28
Knight-Ridder Inc., $0.02 1/12 par                        25,000     1,378,135     1,493,750      0.31
Tribune Co., NPV                                          25,000     1,241,222     1,503,125      0.31
                                                                     4,427,870     5,506,813      1.13

     Railroads
CSX Corp., $1 par                                          4,600       150,167       376,625      0.08
Union Pacific Corp., $5 par                                3,400       126,365       212,925      0.04
                                                                       276,532       589,550      0.12

     Steel
Indresco Inc., NPV                                        42,800       311,016       663,400      0.14
LTV Corp., NPV                                            50,000       574,900       806,250      0.17
Nucor Corp., $0.40 par                                    30,800       612,429     1,632,400      0.33
USX-US Steel, NPV                                          8,000       186,863       346,000      0.07
Worthington Industries, Inc., NPV                         57,300    $1,044,577    $1,174,650     0.24%
                                                                     2,729,785     4,622,700      0.95

     Airlines (Transportation)
AMR Corp., $1 par                                         10,000       654,350       670,000      0.14
Alaska Air Group Inc., NPV                                25,000       339,000       353,125      0.07
Greyhound Lines Inc., NPV                                 80,000     1,212,775       920,000      0.19
Hunt, J.B. Transportation Services, Inc., NPV             29,600       514,771       688,200      0.14
                                                                     2,720,896     2,631,325      0.54

     Miscellaneous Basic Industries
Brunswick Corp., NPV                                      89,000     1,319,927     1,602,000      0.33
Cadence Design Systems,Inc., NPV                          50,000       616,750       581,250      0.12
Lawson Products, Inc., NPV                                28,600       809,222       829,400      0.17
Paragon Trade Brands Inc., NPV                            78,600     1,481,628     2,318,700      0.47
Phillips N.V. New York Shares, NPV, ADR                   65,800     1,372,785     1,357,125      0.28
SKF AB Sponsored, $12.50 par, ADR                         50,000       661,250       812,500      0.17
Scotts Co., Class A, NPV                                  24,700       373,588       487,825      0.10
                                                                     6,635,150     7,988,800      1.64
     Total Basic Industries                                         37,767,961    48,819,617      9.97

Capital Goods Industries
     Aerospace
Allied Signal Inc., NPV                                   10,000       369,038       790,000      0.16
Boeing Co., $5 par                                        58,100     2,668,617     2,512,825      0.51
General Dynamics Corp., $1 par                            20,000     1,155,542     1,845,000      0.38
Litton Industries, Inc., $1 par                            4,200       250,247       270,900      0.06
Loral Corp., $0.25 par                                   114,200     2,257,855     4,311,050      0.88
Martin Marietta Corp., NPV                                 8,200       148,195       364,900      0.07
Mc Donnell Douglas Corp., $1 par                           2,100       180,773       224,700      0.05
Precision Castparts Corp., NPV                            27,700       575,362       803,300      0.16
Raytheon Co., $1.25 par                                    5,500      $171,069      $363,000     0.07%
Rockwell International Corp., $1 par                      55,800     1,882,617     2,071,575      0.42
Textron, Inc., $0.25 par                                   5,600       124,712       326,200      0.07
                                                                     9,784,027    13,883,450      2.83

     Electronics - General
Easel Corp., NPV                                          32,000       264,600       144,000      0.03
Emerson Electric Co., $1 par                              63,500     3,062,120     3,825,875      0.78
FMC Corp., NPV                                             2,200       105,766       103,675      0.02
General Electric Co., $2.50 par                           46,500     3,208,038     4,876,688      1.00
Grainger, W.W., $1 par                                    35,400     1,833,728     2,035,500      0.42
Hubbell, Inc., Class B, $5 par                            11,600       638,870       627,850      0.13
Sony Corp. for Dollar-Validated common stock
  backed by one share common stock, NPV, ADR              10,000       493,680       498,750      0.10
                                                                     9,606,802    12,112,338      2.48

     Machinery - Agriculture
Caterpillar Inc., NPV                                      5,000       250,126       445,000      0.09
Trinity Industries, Inc., $1 par                          18,000       704,646       776,250      0.16
Varity Corp., NPV                                         11,600       449,117       519,100      0.11
                                                                     1,403,889     1,740,350      0.36

     Machinery - General
Cummins Engine Co., Inc., $2.50 par                        6,200       262,745       333,250      0.07
Illinois Tool Works Inc., $3.33 1/3 par                   29,000       828,462     1,131,000      0.23
Ingersoll-Rand Co., $2 par                                27,000       736,517     1,032,750      0.21
Keystone International Inc., $1 par                       22,900       623,917       626,888      0.13
Paccar Inc., $12 par                                       3,900       155,508       238,875      0.05
Parker-Hannifin Corp., NPV                                18,200       589,365       687,050      0.14
Teleflex Inc., $1 par                                      9,100       278,806       336,700      0.07
                                                                     3,475,320     4,386,513      0.90

     Miscellaneous Capital Goods Industries
ADT Limited, $0.10 par                                    67,026      $827,297      $594,856     0.12%
Cooper Industries, Inc., $5 par                           51,600     2,009,250     2,541,300      0.52
Federal Signal Corp., $1 par                              12,400       288,054       347,200      0.07
ITT Corp., $1 par                                         14,705       821,935     1,341,831      0.27
Minnesota Mining and Manufacturing Co., NPV                3,700       334,875       402,375      0.08
Opinion Research Corp., NPV                                7,500        60,000        60,000      0.01
United Technologies Corp., $5 par                         19,100       918,437     1,184,200      0.24
                                                                     5,259,848     6,471,762      1.31
     Total Capital Goods Industries                                 29,529,886    38,594,413      7.88

Financial Services
     Banks
Banc One Corp., NPV                                       51,750     1,915,334     2,024,719      0.41
BankAmerica Corp., $1.5625 par                             9,000       276,974       417,375      0.09
Bankers Trust New York Corp., $10 par                      4,400       278,946       348,150      0.07
Boatmen's Bancshares, Inc., $10 par                       40,000       680,000     1,195,000      0.24
Chase Manhattan Corp., $12.50 par                          9,300       225,176       315,038      0.06
Chemical Banking Corp., NPV                                8,000       160,708       321,000      0.07
Citicorp, $4 par                                          20,000       279,613       737,500      0.15
Cullen/Frost Bankers, Inc., $5 par                        27,500       255,625       969,375      0.20
First Chicago Corp., $5 par                               30,000       935,850     1,297,500      0.27
First of America Bank Corp., $10 par                      15,900       463,645       624,075      0.13
First Union Corp., $3.33 1/3 par                           2,100        79,338        86,625      0.02
Firstar Corp., NPV                                        18,400       359,468       565,800      0.12
MBNA Corp., NPV                                           12,000       242,480       400,500      0.08
Mellon Bank Corp., $0.50 par                               8,000       347,154       424,000      0.09
Morgan, J. P. & Co., Inc., $2.50 par                       4,500       249,460       312,188      0.06
NDB Bancorp Inc., $6.25 par                               37,250     1,036,370     1,108,187      0.23
N. S. Bancorp Inc., NPV                                   41,600       973,688     1,232,400      0.25
National City Corp., $4 par                               36,100       885,280       884,450      0.18
Nationsbank Corp., NPV                                     5,888       173,868       288,512      0.06
Northern Trust Corporation, $10 par                       33,000       649,396     1,307,625      0.27
Silicon Valley Bancshares, NPV                            10,500       135,000       106,313      0.02
U.S. Trust Corp., $5 par                                  23,500       809,396     1,230,812      0.25
Wells Fargo & Co., $5 par                                  2,500      $156,621      $323,438     0.07%
                                                                    11,569,390    16,520,582      3.39

     Financial
American Express Co., $0.60 par                           99,800     2,801,926     3,081,325      0.63
B. B. & T. Financial Corp., NPV                           18,400       417,568       611,800      0.13
Bear Stearns & Companies, Inc., NPV                       47,807       322,313     1,045,778      0.21
Beneficial Corp., $1 par                                  33,408       872,066     1,277,856      0.26
Equifax Inc., $2.50 par                                   28,800       540,062       788,400      0.16
FHLMC Voting, NPV                                         14,000       558,989       698,250      0.14
Federal National Mortgage Association, NPV                34,600     1,967,511     2,716,100      0.56
First U.S.A. Inc., NPV                                    21,400       394,084       765,050      0.16
Household International Inc., $1 par                      63,500     1,650,258     2,071,688      0.42
Legg Mason Inc., NPV                                      28,750       405,055       715,156      0.15
Meditrust, NPV                                            25,000       784,200       809,375      0.17
Mercury Financial Co., NPV                               158,701       424,915     3,035,146      0.62
Merrill Lynch & Co., $1.33 1/3 par                         7,200       181,941       302,400      0.06
PNC Bank Corp., NPV                                       20,800       554,299       603,200      0.12
Primerica Corp., NPV                                       9,200       144,012       357,650      0.07
Salomon Inc., $1 par                                      30,000       768,750     1,428,750      0.29
Shawmut National Corp., NPV                               35,000       976,755       761,250      0.16
Sothebys Holdings Inc., Class A, NPV                      64,000       899,620       984,000      0.20
Student Loan Marketing Association, Voting, NPV           33,000     1,475,574     1,480,875      0.30
UJB Financial Corp., NPV                                  35,500       549,773       852,000      0.17
                                                                    16,689,671    24,386,049      4.98

     Insurance - Fire and Casualty
Aflac Inc., NPV                                           37,000     1,068,530     1,054,500      0.22
Chubb Corp., $1 par                                       12,500     1,039,573       973,438      0.20
Citizens Corp., NPV                                       30,000       636,800       588,750      0.12
Continental Corp., $1 par                                 50,000     1,396,860     1,381,250      0.28
Fund American Enterprises Holdings Inc., NPV              15,000     1,006,050     1,177,500      0.24
Hartford Steam Boiler Inspection & Insurance,$5 par       20,000       883,700       890,000      0.18
Partnerre Holding Ltd., NPV                               45,800       959,267       996,150      0.20
Safeco Corp., $5 par                                       4,400      $139,513      $242,000     0.05%
                                                                     7,130,293     7,303,588      1.49

     Insurance - Life
Aetna Life & Casualty Co., NPV                            20,000     1,005,000     1,207,500      0.25
American Bankers Insurance Group Inc., NPV                55,000       691,405     1,443,750      0.30
American International Group, Inc., $2.50 par             33,200     2,688,720     2,913,300      0.60
Amvestors Financial Corp., NPV                            30,000       285,000       330,000      0.07
Aon Corp., NPV                                            17,600       892,858       851,400      0.17
Cigna Corp., NPV                                           4,900       224,579       307,475      0.06
Harcourt General Inc., NPV                                 8,500       260,924       308,125      0.06
Liberty Corp., $2 par                                     15,000       399,650       363,750      0.07
Maxicare Health Plans, Inc., NPV                          15,000       147,667       146,250      0.03
Progressive Corp., Ohio, $1 par                           24,300       399,763       984,150      0.20
Torchmark Corp., $2 par                                   30,000       660,000     1,350,000      0.28
Unitrin Inc., NPV                                         25,000       896,940     1,087,500      0.22
USLife Corp., $1 par                                       8,700       242,701       333,863      0.07
                                                                     8,795,207    11,627,063      2.38

     Miscellaneous Financial Services
American General Corp., $1.50 par                          9,400       215,784       269,075      0.06
MGIC Investment Corp., Wisconsin, NPV                     75,200     1,515,077     2,199,600      0.45
                                                                     1,730,861     2,468,675      0.51
     Total Financial Services                                       45,915,422    62,305,957     12.75

Utilities
     Utilities - Electric
American Electric Power Co., Inc., $6.50 par               6,100       174,723       226,463      0.05
Baltimore Gas & Electric Co., NPV                          8,000       149,732       203,000      0.04
CMS Energy Corp., $10 par                                 75,000     1,588,450     1,884,375      0.39
Carolina Power & Light Co., NPV                            8,700       200,472       262,087      0.05
Central & South West Corp., $3.50 par                      7,800       155,014       235,950      0.05
Cincinnati Gas & Electric Co., $8.50 par                  50,000      $837,500    $1,375,000     0.28%
Commonwealth Edison Co., $12.50 par                       20,000       604,420       562,500      0.12
Delmarva Power & Light Co., $3.37 1/2 par                 40,000       730,000       945,000      0.19
Detroit Edison Co., $10 par                               10,300       320,911       309,000      0.06
F P L Group Inc., NPV                                     35,800     1,000,329     1,400,675      0.29
Montana Power Co., NPV                                    50,000       884,375     1,287,500      0.26
PSI Resources Inc., NPV                                   40,000       695,787     1,060,000      0.22
Pacificorp, $3.25 par                                     60,000     1,042,500     1,155,000      0.24
Philadelphia Electric Co., NPV                            41,600     1,349,173     1,258,400      0.26
Public Service Co. of New Mexico, $5 par                  50,000       565,500       562,500      0.12
Public Service Enterprise Group Inc., NPV                  6,500       161,362       208,000      0.04
Southern Co., $5 par                                      31,600       812,045     1,394,350      0.29
Texas Utilities Co., NPV                                   7,500       273,975       324,375      0.07
                                                                    11,546,268    14,654,175      3.02

     Utilities - Natural Gas
Consolidated Natural Gas Co., $8 par                      30,600     1,461,189     1,438,200      0.29
Enserch Corp., $4.45 par                                  40,000       722,784       650,000      0.13
National Fuel Gas Co., $10 par                            31,800     1,139,382     1,081,200      0.22
Nicor, Inc., $5 par                                       10,200       224,228       285,600      0.06
Pacific Enterprises, NPV                                  20,000       398,700       475,000      0.10
Panhandle Eastern Corp., NPV                              30,000       646,800       712,500      0.15
Peoples Energy Corp., NPV                                  8,300       195,658       253,150      0.05
Primark Corp., NPV                                        29,500       284,422       331,875      0.07
Questar Corp., $5 par                                     31,300     1,058,095     1,032,900      0.21
Transcanada Pipelines Ltd., $0.33 1/3 par                 50,000       747,250       768,750      0.16
                                                                     6,878,508     7,029,175      1.44

     Utilities - Telephone
American Telephone & Telegraph Co., NPV                   36,600     1,193,640     1,921,500      0.39
Ameritech Corp., NPV                                       4,500       275,122       345,375      0.07
Bell Atlantic Corp., NPV                                   7,400       348,228       438,450      0.09
Bellsouth Corp., NPV                                       7,500       399,402       435,000      0.09
GTE Corp., $3.33 1/3 par                                  11,400       331,781       399,000      0.08
MCI Communications Corp., $0.10 par                       11,600       207,577       327,700      0.07
Nynex Corp., NPV                                           6,600       255,087       264,825      0.05
Pacific Telesis Group, NPV                                 5,500      $232,279      $298,375     0.06%
Southwestern Bell Corp., NPV                              10,000       275,552       415,000      0.08
ADR Telefonos De Mexico S.A. Cv Ser. L, NPV               73,900     2,919,513     4,988,243      1.02
U.S. West, NPV                                             5,900       215,249       270,663      0.06
                                                                     6,653,430    10,104,131      2.06

     Miscellaneous Utilities
Entergy Corp., NPV                                         8,700       218,362       313,200      0.06
Global Marine Inc., $0.10 par                            220,000       467,500       907,500      0.19
                                                                       685,862     1,220,700      0.25
     Total Utilities                                                25,764,068    33,008,181      6.77

Miscellaneous
Active Voice Corp., NPV                                   24,000       381,375       468,000      0.10
Camco International Inc., NPV                             99,800     1,497,000     1,634,225      0.33
Equity Residential Properties Trust, NPV                  30,000       898,800       956,250      0.20
General Growth Properties Inc., NPV                       30,000       716,800       645,000      0.13
MK Gold Co., NPV                                          32,000       192,000       192,000      0.04
Oasis Residential Inc., NPV                               30,000       728,050       746,250      0.15
ROC Communities Inc., NPV                                 65,000     1,475,483     1,405,625      0.29
Sizeler Property Investors Inc., NPV                      50,000       650,000       575,000      0.12
White River Corp., NPV                                     7,500             0       258,750      0.05
Windmere Corp. Warrant expires January 1, 1998               235             0           235      0.00
                                                                     6,539,508     6,881,335      1.41
     Total Common Stock                                            350,328,847   438,681,028     89.81

PREFERRED STOCK

Preferred Stock
Boise Cascade Corp.
  Depository Share $1.79, Representing 1/10, Series E     30,000      $694,800      $727,500     0.15%


Convertible Preferred Stock
Cellular Communications Inc., Participating $0.01         25,000       668,886     1,118,750      0.23
Citicorp A Depository Share Representing 1/2000
  13 Convertible Preferred Stock 144A                     14,000       700,000     1,543,500      0.32
Ford Motor Co., Depository Shares Representing 1/1000
  Convertible Series A Preferred Stock                    35,900     1,795,000     3,895,150      0.80
     Total Convertible Preferred Stock                               3,163,886     6,557,400      1.35
     Total Preferred Stock                                           3,858,686     7,284,900      1.50
Total Corporate Equity Securities                                  354,187,533   445,965,928     91.31

BONDS AND NOTES

Convertible Corporate Bonds
Mediflex Group Inc.
  6.50% Debenture Convertible
  Due August 1, 2003 Registered                          800,000       800,000       920,000      0.19
Petrie Stores Inc.
  8.00% Debenture Convertible
  Due December 10, 2010                                1,300,000     1,319,500     1,729,000      0.35
Southwestern Properties Inc.
  8.00% Convertible Debenture
  Due January 1, 2003 Registered                         750,000       750,000     1,065,000      0.22
TPI Enterprises Inc.
  8.25% Debenture Convertible
  Due July 12, 2002 Registered                           500,000      $500,000      $830,000     0.17%
Total Bonds and Notes                                                3,369,500     4,544,000      0.93

OTHER INVESTMENTS

Commingled Pension Investment Funds
Columbia Management Company Mutual Fund Trust
  Small Capital Fund                                     203,871     9,783,654    11,598,526      2.37
The Nothern Trust Company
  Collective Equity Index Financial Futures                1,611       623,755       635,942      0.13
     Total Commingled Pension Investment Funds                      10,407,409    12,234,468      2.50

Commingled Short-Term Investment Funds
The Northern Trust Company
  Collective Government Short-Term Investment         14,006,002    14,006,002    14,006,002      2.87
The Northern Trust Company
  Collective Short-Term Investment Fund               11,199,452    11,199,452    11,199,452      2.29
     Total Commingled Short-Term Investment Funds                   25,205,454    25,205,454      5.16
Total Other Investments                                             35,612,863    37,439,922      7.66

Total Equity Investment Account                                   $393,169,896  $487,949,850    99.90%

Schedule 1

FLUOR CORPORATION SALARIED EMPLOYEES' SAVINGS INVESTMENT PLAN

FLUOR CORPORATION MASTER RETIREMENT TRUST
INTEREST INCOME ACCOUNT
SCHEDULE OF ASSETS HELD FOR INVESTMENT
December 31, 1993
                                                      Number of
                                                    Units, Shares
                                                      or Dollar                Fair Market    FMV % to
              Security Description                   Face Value        Cost       Value      Net Assets
BONDS AND NOTES

Corporate Bonds and Notes
Alcatel Capital Corp.
  5.60% Medium Term Note Due January 3, 1995           5,000,000    $4,968,600    $5,063,500     1.86%
American General Finance
  5.60% Medium Term Note Due May 6, 1998               2,750,000     2,808,080     2,751,925      1.01
Capital Auto Receivables
  Series 1993 Class A-6
  4.90% Asset Backed
  Due February 15, 1998, Registered                   10,000,000    10,131,250    10,040,600      3.69
  CXST Trade Receivables Master Trust
  Series 1993-1, 5.05% Participation
  Due September 25, 1999                               5,000,000     4,998,438     4,998,438      1.84
Daimler Benz Auto Grantor
  3.90% Bond Due October 15, 1998, Registered          9,166,331     9,156,221     9,138,832      3.36
Ford Credit Grantor Trust
  Series 1993-A  Class A
  4.85% Asset Backed Due January 15, 1998              8,097,004     8,160,262     8,145,020      2.99
Ford Motor Credit
  Tranche #TR 00601
  5.40% Medium Term Note Due January 16, 1995          5,000,000     5,052,950     5,071,600      1.86
General Electric Capital Corp.
  Remarketed Rest Note Due December 15, 2007
  Registered, Puttable on December 15, 1990
  and December 15, 1994 at par
  Delivery thru December 5                            10,000,000     9,986,600    10,405,700      3.82
General Motors Acceptance Corp.
  Tranche #TR 00772
  6.00% Medium Term Note Due August 5, 1998            5,000,000     5,035,600     5,016,050      1.84
Guaranteed Trade
  Tranche 1993 Class A
  4.86% Note Due April 1, 1998, Registered             1,350,000     1,356,683     1,334,192      0.49
Hanson Overseas
  5.50% Guaranteed Note
  Due January 15, 1996, Registered                     5,000,000     5,030,600     5,020,800      1.85
International Lease Financial Corp.
  4.75% Note Due July 15, 1996, Registered             5,000,000     4,950,100     4,979,500      1.83
Lockheed Corp.
  5.875% Bond Due March 15, 1998                       3,000,000     2,985,270     3,020,580      1.11
ML Asset Backed Corp.
  Series 1992-1 Class A-2
  5.50% Asset Backed Note
  Due May 15, 1998, Registered                         8,158,680    $8,298,908    $8,265,722     3.04%
MNC
  Series 93-1 Class A
  3.5875% Bond Due April 30, 1995                     10,000,000    10,000,000    10,000,000      3.67
Minnesota Mining & Manufacturing Company
  Tranche # TR 00010
  5.60% Medium Term Note Due February 1, 1995          5,000,000     4,997,650     5,087,500      1.87
NationsBank Corp.
  4.75% Note Due August 15, 1996, Registered           5,000,000     4,987,500     4,982,750      1.83
Norinchukin Bank
  Tranche # TR 00009
  7.625% Medium Term Note Due May 2, 1994              5,000,000     4,982,150     5,066,750      1.86
Rabobank Nederland
  Tranche # TR 00109
  5.75% Medium Term Note Due December 19, 1994         3,000,000     3,016,080     3,054,390      1.12
World Omni
  Series 1992-A Class A
  4.75% Asset Backed Due January 15, 1998              1,490,087     1,487,991     1,496,135      0.55
Total Bonds and Notes                                              112,390,933   112,939,984     41.49

GOVERNMENT SECURITIES

U.S. Government & Agency Issues
Federal National Mortgage Association
  8.20% Debenture
  Due December 23, 1996, Registered                      500,000       481,560       550,000      0.20
Federal National Mortgage Association
  4.45% Medium Term Note
  Due May 5, 1998, Registered                          5,000,000     5,000,000     4,993,900      1.84
FFCB Cons Systemwide
  Floating Rate Bond
  Due September 24, 1996, Registered                   8,000,000     7,984,000     8,000,000      2.94
Federal Home Loan Banks
  3.90% Step Up
  Bond Due July 16, 1996, Registered                   5,000,000     5,000,000     4,999,057      1.84
  Floating Rate Step Up Bond Due September 1, 1998
  Registered Callable September 1, 1995 Rate 4.50%
  Thru September 1, 1995 6.15% thereafter              5,000,000    $5,000,000    $5,000,000     1.84%
Federal Home Loan Mortgage Corp.
  Variable Rate Debenture
  Due March 25, 1998, Registered                       3,800,000     3,790,500     3,795,250      1.39
GNMA Pool # 00207206 Series 00001999 A
  9.75% Due March 15, 1999, Registered                    53,485        55,073        57,647      0.02
Resolution Funding Corp.
  Coupon Strips Generic
  Interest Payment Due October 15, 1995                  250,000       159,843       232,493      0.09
United States Treasury Securities
  Stripped Interest Generic
  Interest Payment Due August 15, 2005                   500,000       128,435       241,735      0.09
U.S. Treasury
  7.50% Bond Due November 11, 2016                       150,000       125,859       166,524      0.06
  8.25% Bond Due May 15, 2005/2000                       200,000       186,374       227,310      0.08
  Series U-1995
  3.875% Note Due March 31, 1995                      32,000,000    32,120,078    32,009,920     11.76
  Series R-1995
  5.125% Note Due November 15, 1995                   12,000,000    12,229,687    12,200,640      4.48
  Series R-1997
  5.50% Note Due September 30, 1997                    5,000,000     5,132,050     5,108,600      1.88
  Series Q-1997
  5.625% Note Due August 31, 1997                      5,000,000     5,152,350     5,129,700      1.89
  Series D-1994
  7.00% Note Due January 15, 1994                      5,000,000     4,955,469     5,004,700      1.84
  Series J-1996
  7.875% Note Due February 15, 1996                    3,000,000     3,261,090     3,213,750      1.18
  Series H-1994
  8.875% Note Due February 15, 1994                      750,000       760,080       754,920      0.28
  Series G-1994
  9.50% Note Due October 15, 1994                        500,000       517,184       522,420      0.19
Total Government Securities                                         92,039,632    92,208,566     33.89

GUARANTEED INVESTMENT CONTRACTS

Insurance Investment Contracts
Executive Life Insurance Company
  Contract GR001230A at 7.25% Due May 4, 1991          2,180,170    $2,180,170    $1,000,000     0.37%
Travelers Insurance Company
  Contract GR005428 at 7.00% (no maturity date)        7,228,238     7,228,238     7,228,238      2.66
Total Guaranteed Investment Contracts                                9,408,408     8,228,238      3.03

OTHER INVESTMENTS

Certificate of Deposit
Credit Suisse
  Dated January 15, 1993, 3.98%
  Yankee Certificate of Deposit
  Due January 14, 1994                                 5,000,000     5,007,301     5,007,300      1.84

Commingled Pension Investment Fund
State Street Global Bond Fund                          3,264,592    45,000,000    45,573,702     16.75

Commingled Short-Term Investment Fund
The Northern Trust Company
  Collective Short-Term Investment Fund                6,090,686     6,090,686     6,090,686      2.24
Total Other Investments                                             56,097,987    56,671,688     20.83

Total Interest Income Account                                     $269,936,960  $270,048,476    99.24%

Schedule 1

FLUOR CORPORATION SALARIED EMPLOYEES' SAVINGS INVESTMENT PLAN

FLUOR CORPORATION MASTER RETIREMENT TRUST
REAL ESTATE ACCOUNT
SCHEDULE OF ASSETS HELD FOR INVESTMENT
December 31, 1993
                                                      Number of
                                                    Units, Shares
                                                      or Dollar                Fair Market     FMV % to
          Security Description                       Face Value        Cost       Value       Net Assets
Mortgage Note Loans Secured by Real Estate
Banyan Inc. - White's Mill Holding Corporation
  10% Revolving Line of Credit                           118,538      $118,538      $118,538     0.23%
Banyan Inc. - White's Mill Holding Corporation                       3,424,590       510,000      0.99
Fiorito Enterprises Inc.,
 10.00% mortgages with various maturities              2,538,930     2,538,930     2,538,930      4.92
John Harris
  9.00% Mortgage Dated March 18, 1992
  Due February 20, 1995                                1,720,834     1,720,834     1,787,430      3.47
Joe Jelks
  9.00% Mortgage Dated March 18, 1995
  Due February 20, 1995                                  154,969       154,969       160,967      0.31
Kilsby Roberts Group
  10.00% mortgages with various maturities             5,618,707     5,618,707     5,618,707     10.89
Thornblade Venture Associates
  (formerly Long Cove Capital Association)
  9.00% Mortgage Dated October 1, 1987
  Due January 1, 1996                                 11,572,339    11,572,340    11,922,981     23.11
Total Mortgage Note Loans Secured by Real Estate                    25,148,908    22,657,553     43.92

Investment Properties

  Unimproved Land
Corner of Halton and Congaree Roads
  Greenville, South Carolina                                         1,186,023     1,824,000      3.54
Thornblade Village Properties, Inc.,                                $1,753,038    $1,860,000     3.61%
Webb Road Property
  Greenville, South Carolina                                           548,000       796,000      1.54
Total Investment Properties                                          3,487,061     4,480,000      8.69
Commingled Pension Investment Funds
Frank Russell Real Estate Equity Fund                     51,600     5,891,274     4,996,357      9.69
LaSalle Fund                                           3,266,716     3,266,233     2,479,099      4.81
Prace Fund II                                          1,056,050     1,313,342     1,328,442      2.58
Rosenberg Real Estate Equity Fund West IV                     10     1,873,374       998,259      1.94
The Northern Trust Company
  Benchmark Bond Fund, Class A                           689,368    14,664,660    14,104,477     27.34
Total Commingled Pension Investment Funds                           27,008,883    23,906,634     46.36

Commingled Short-Term Investment Funds
The Northern Trust Company
  Collective Short-Term Investment Fund                  108,995       108,995       108,995      0.21

Total Real Estate Account                                          $55,753,847   $51,153,182    99.18%

Schedule 1

FLUOR CORPORATION SALARIED EMPLOYEES' SAVINGS INVESTMENT PLAN

FLUOR CORPORATION MASTER RETIREMENT TRUST
INTERNATIONAL ACCOUNT
SCHEDULE OF ASSETS HELD FOR INVESTMENT
December 31, 1993
                                                      Number of
                                                    Units, Shares
                                                      or Dollar                Fair Market    FMV % to
           Security Description                      Face Value        Cost       Value      Net Assets
CORPORATE EQUITY SECURITIES

Common Stocks
     Argentina
Argentina Investment Co., NPV                              3,170       $50,747       $84,798     0.05%
Naviera Perez Company, ARP1                               11,930        49,566        74,719      0.04
Telefonica De Argentina, NPV                               1,560        53,430       114,465      0.06
YPF Sociedad Anonima, NPV                                  6,570       124,830       170,820      0.09
                                                                       278,573       444,802      0.24

     Australia
Burns Philip & Co. Ltd., A$0.50                           31,000        87,772       100,392      0.05
Commonwealth Bank of Australia, A$2                       39,000       249,163       252,335      0.13
M.I.M. Holdings Ltd., A$0.50                              42,541        66,445        76,665      0.04
Mayne Nickless, A$0.50                                    20,000        99,971       113,143      0.06
National Australia Bank, A$1                              23,606       143,731       197,354      0.10
News Corporation Ltd., A$0.50                             20,561       108,479       138,326      0.07
Nine Network Australia, A$1                               73,000       150,936       274,489      0.15
Normandy Poseidon, A$0.20                                179,400       239,344       319,659      0.17
TNT Ltd., A$0.50                                         128,000       136,765       163,901      0.09
Western Mining Cop. Holdings Ltd., A$0.50                 26,376        91,029       125,624      0.07
Woolworth Ltd., A$0.25                                    78,565       158,009       171,393      0.09
                                                                     1,531,644     1,933,281      1.02

     Austria
Steyr-Daimler-Puc, AUSH100 VAR                            13,500       339,536       208,033      0.11

     Belgium
A.G. Fin, NPV                                              2,481       187,140       199,250      0.11
Banque Nationale de Belgique, BLF1000                        230       227,555       256,051      0.14
Delhaize Freres et Cie (Le Lion) SA, NPV                   9,640       362,160       356,127      0.19
Generale Banque, NPV                                         880       197,754       222,498      0.12
Kredietbank, NPV                                           1,720       342,431       381,534      0.20
Societe Generale De Belgique, NPV                          4,370       301,137       321,911      0.17
Solvay et Cie, NPV                                           370       142,558       150,111      0.08
UCB, NPV                                                     645      $461,848      $460,842     0.25%
                                                                     2,222,583     2,348,324      1.26

     Brazil
Foreign & Colonial Emerging Market, NPV                   18,530       431,586       484,560      0.26
Telebras, NPV                                              6,950       208,489       231,956      0.12
                                                                       640,075       716,516      0.38

     Canada
Alcan Aluminum, NPV                                        9,590       172,371       200,243      0.11
Brascan Ltd.,Class A, NPV                                 12,400       124,800       149,285      0.08
Dominion Textile, NPV                                     36,200       296,198       251,956      0.13
IPSCO Inc., NPV                                            8,800       182,136       172,160      0.09
Laurentian Group, NPV                                     23,100        89,272       149,915      0.08
Macmillan Bloedel, NPV                                     4,900        76,482        78,348      0.04
Metro Richelieu, NPV                                      20,600       172,022       178,254      0.09
Royal Bank of Canada, NPV                                  3,330        68,158        72,350      0.04
                                                                     1,181,439     1,252,511      0.66

     Chile
Chile Fund, NPV                                           10,208       335,516       454,256      0.24

     Denmark
Den Danske Bank AB, DNKR100                                2,190       120,864       124,255      0.07
GN Store Nordiske, DNKR100                                 4,770       334,139       451,064      0.24
Novo-Nordisk AS, Class B, DNKR20                               2           174           197      0.00
                                                                       455,177       575,516      0.31

     Finland
Stockmann, FIM20                                           1,400        84,643        57,971      0.03

     France
Accor, FF100                                               2,700       318,762       271,201      0.14
Agache, FF100                                                252        27,401        31,160      0.02
Alsacienne De Part, FF50                                   3,400      $216,202      $230,938     0.12%
Bail-Investissment, FF100                                    900       134,278       175,312      0.09
Camaud Metal Box, FF10                                     3,200       101,806       107,267      0.06
Carrefour, FF100                                             660       330,407       481,159      0.26
Cetelem, FF45                                              2,600       283,088       618,759      0.33
Chargeurs, FF100                                           1,300       289,675       300,792      0.16
Compagnie Bancaire, FF100                                  6,264       428,921       620,698      0.33
CPR-Cie Parisienne Reescom, FF50                           6,036       298,887       543,917      0.29
Devanlay SA, FF100                                           500       107,565       109,253      0.06
Eaux (Cie Generale Des), FF100                             2,432       987,395     1,204,105      0.64
Ecco, FF25                                                 3,750       280,366       430,658      0.23
Eridania Beghin Say, FF65                                  3,150       395,378       484,472      0.26
Esso (Fracais), FF50                                       2,300       345,737       412,958      0.22
Eurafrance, FF200                                          1,250       348,334       486,979      0.26
Finextel, FF100                                           15,000       411,121       406,521      0.22
Gaz Et Eaux, FF50                                             45             0        16,022      0.01
Lafarge-Coppee SA, FF25                                    8,393       530,977       664,902      0.35
Locindus, FF150                                              300        49,989        53,610      0.03
L'Oreal, FF10                                                458        84,624       101,239      0.05
Matra-Hachette, FF15                                      17,250       453,922       466,915      0.25
Nord Est, FF50                                             5,900       152,866       166,894      0.09
Pernod-Ricard, FF20                                        1,500       111,877       109,735      0.06
Peugeot, FF35                                              3,810       416,311       508,538      0.27
Promodes, FF20                                             3,210       422,773       605,163      0.32
Radiotechnique, FF50                                         900        45,603        54,880      0.03
Remy Cointreau, FF10                                       2,700        94,510       107,931      0.06
Saint Gobain, FF100                                        1,000        88,318        99,598      0.05
Schneider SA, FF20                                         1,420             0       106,072      0.06
Sefimeg, FF100                                               503        41,928        46,349      0.02
Sligos, FF25                                               1,000        91,917        93,500      0.05
Societe Generale, FF30                                     1,870       218,046       242,629      0.13
Societe Nationale Elf Acuitaine, FF50                      5,300       366,603       374,086      0.20
Sovac-Credit Mobilier, FF100                               2,070       454,152       688,627      0.37
Television Francais, FF10                                  6,769       569,481       562,961      0.30
Total, Class B, FF50                                       4,200       203,359       229,573      0.12
Valeo, FF100                                               3,200       506,083       699,759      0.37
Vallourec, FF100                                           4,344       221,454       180,272      0.10
Worms & Cie, FF12                                          1,450       $65,765       $80,682     0.04%
                                                                    10,495,881    13,176,086      7.02

     Germany
Akzo Faser AG, DM50                                          600        86,698        91,751      0.05
Allianz AG Holding, DM50                                     190       260,999       316,539      0.17
Andreae-Noris Zahn, DM50                                     816       144,316       178,258      0.09
Bayerische Motoren Werke AG, DM50                            260        77,366       106,795      0.06
Bayer AG, DM50                                             1,420       234,164       296,898      0.16
Deutsche Bank AG, DM50                                       832       340,725       421,859      0.22
Gehe AG, DM50                                              1,668       405,146       491,115      0.26
Hoechst AG, DM50                                             980      $153,181      $174,648      0.09
Kauthof AG, DM50                                             410       116,190       126,335      0.07
Mannesmnn AG, DM50                                         2,778       462,650       669,549      0.36
Rheinboden Hypobank, DM50                                    350        60,985        74,648      0.04
Rheinische Hypobank, DM50                                    412       153,633       193,032      0.10
Schering AG, DM50                                            431       219,526       281,222      0.15
Veba AG, DM50                                                780       225,295       230,480      0.12
Villeroy & Boch Vorzug, DM50                                 650       107,610       103,880      0.06
Volkswagen AG, DM50                                        1,187       272,393       296,835      0.16
                                                                     3,320,877     4,053,844      2.16

     Hong Kong
Citic Pacific, HK$0.40                                   174,000       433,473       574,183      0.31
Consolidated Electric Power Asia, HK$10                    3,308         5,406         5,736      0.00
Hong Kong Land Holdings
  Hong Kong Registered, US$0.10                          179,000       322,106       634,694      0.34
Hong Kong Telecommunications, HK$0.50                    284,000       488,278       599,055      0.32
Hopewell Holdings, HK$0.50                               440,000       463,237       575,089      0.31
HSBC Holdings, HK$10                                         211         2,129         3,140      0.00
Hutchison Whampoa, HK$0.25                                67,000       163,296       333,808      0.18
Lai Sun Garment International, HK$0.50                   146,000       255,864       411,880      0.22
New World Development Co., HK$1                           98,661       248,503       523,468      0.28
Playmates International Holdings, HK$0.05                403,000       131,725       161,669      0.09
Playmates International Toys, HK$0.05                                  131,725       109,518      0.06
Stelux Holdings, HK$1                                    594,093       215,451       426,686      0.23
Sun Hung Kai Co., HK$1                                   725,000      $317,945      $586,380     0.31%
Swire Pacific Co., HK$0.60                               169,000       845,839     1,519,961      0.81
Wharf Holdings, HK$1                                     104,000       272,064       494,597      0.26
                                                                     4,297,041     6,959,864      3.72

     Italy
Alleanza Assicurazioni, Lire500                              113           583           889      0.00
Assicurazioni Generali, Lire2000                          17,714       407,864       405,054      0.22
Banco Di Sardegna Di Risp, Lire5000                        6,000        59,404        48,902      0.03
Banco Di Napoli Di Risp, LIre1000                        406,000       374,557       354,319      0.19
Cia Latina, Lire1000                                      42,000       149,107        69,490      0.04
Cotonificio Canton, Lire3000                              57,633       270,973        85,619      0.05
Italcable, Lire1000                                       46,960       136,680       212,024      0.11
Italgas (Societa Italiana Il Gas), Lire1000               46,300       115,278       133,519      0.07
Lloyd Adriatico, Lire1000                                 18,000       139,982       154,151      0.08
Montedison, Lire1000                                     148,222        81,324        81,170      0.04
Montefibre Di Risp, Lire1000                             108,000        77,022        43,414      0.02
Prematin Finanziaria, Lire1000                            87,000        88,936        78,004      0.04
SIP, Lire 1000                                           414,845       508,179       849,876      0.45
STET, Lire1000                                           167,248       296,941       397,838      0.21
                                                                     2,706,830     2,914,269      1.55

     Japan
Advantest Co. Ltd., Yen50                                  6,000       145,122       152,620      0.08
Aichi Machine Industries, Yen50                            7,000        26,887        32,915      0.02
Amada Co. Ltd., Yen50                                     31,000       328,501       249,610      0.13
Ando Construction, Yen50                                  15,000        86,182        77,116      0.04
Aoki Corp., Yen 50                                        94,000       455,644       345,186      0.18
Aoyana Trading, Yen50                                      6,000       294,613       343,932      0.18
Arai Gumi, Yen50                                          18,000       256,665       209,584      0.11
Asahi Denka Kogyo, Yen50                                  50,000       417,124       286,610      0.15
Canon Inc., Yen50                                         41,000       489,236       565,517      0.30
Chiyoda Fire & Marine Co., Yen50                          66,000       349,693       337,537      0.18
Chubu Steel Plate Co., Yen50                               7,000        46,109        27,649      0.01
Crown Corp., Yen50                                        13,000        77,377        32,020      0.02
Dai Ichi Pharmaceutical Co., Yen50                        35,000       547,410       445,141      0.24
Dai Nippon Screen Manufacturing, Yen50                    35,000      $182,573      $163,950     0.09%
Daicel Chemical Industries, Yen50                         79,000       425,399       290,103      0.15
Daido Steel Co., Yen50                                    91,000       282,995       330,909      0.18
Daidoh Worsted Mills, Yen50                               18,000       163,086       117,689      0.06
Daiei Finance Inc., Yen50                                 17,000       115,720        89,834      0.05
Daikin Industries, Yen50                                  46,000       350,951       271,921      0.14
Daikyo Inc., Yen50                                        32,000       316,341       235,020      0.13
Daiwa House Industry Co., Yen50                           47,000       581,302       631,438      0.34
Dowa Fire and Marine Insurance, Yen50                     11,000        67,497        54,187      0.03
East Japan Railway, Yen50000                                  66       300,654       248,276      0.13
Fujita Corp., Yen50                                       63,000       382,288       306,395      0.16
Hazama Gumi Corp., Yen50                                  83,000       365,383       291,411      0.16
Hitachi Ltd., Yen50                                       65,000       488,226       478,549      0.25
Hitachi Maxell, Yen50                                     14,000       231,212       201,881      0.11
Hitachi Zosen, Yen50                                      72,000       305,075       324,371      0.17
Honda Motor Co. Ltd., Yen50                               14,000       171,472       190,596      0.10
Inax, Yen50                                               27,000       205,025       244,245      0.13
Ito-Yokado Co. Ltd., Yen50                                18,000       646,954       822,212      0.44
Japan Secs Finance, Yen50                                 29,000       383,475       376,623      0.20
Japan Wool Textile, Yen50                                 39,000       302,216       296,561      0.16
Kanto Auto Works, Yen50                                   54,000       337,523       328,885      0.17
Kawasho Corp., Yen50                                      15,000        43,022        43,395      0.02
Komatsu Ltd., Yen50                                       81,000       530,986       543,386      0.29
Komori Corporation, Yen50                                 16,000       327,087       283,744      0.15
Koyo Seiko Co., Yen50                                     62,000       416,573       360,394      0.19
Kuraray Co. Ltd., Yen50                                   37,000       398,913       347,962      0.19
Kyocera Corporation, Yen50                                15,000       622,139       792,656      0.42
Marui Co., Yen50                                          10,000       140,730       128,079      0.07
Matsushita Electric Industrial Co., Yen50                 42,000       405,731       560,502      0.30
Meidensha Corp., Yen50                                     6,000        37,066        32,781      0.02
Mitsubishi Heavy Industries Ltd., Yen50                   73,000       366,334       402,105      0.21
Mitsui Fudosan, Yen50                                     61,000       589,454       617,376      0.33
Murata Manufacturing Co., Yen50                           10,000       242,552       338,558      0.18
National House Industries Co., Yen50                      13,000       190,525       221,227      0.12
NEC Corporation, Yen50                                    27,000       253,616       206,762      0.11
Nihon Cement Co. Ltd., Yen50                              19,000       152,262       110,273      0.06
Nichimen Corp., Yen50                                    123,000       440,971       470,408      0.25
Nippon Denso, Yen50                                       43,000       616,827       631,617      0.34
Nippon Hodo Co., Yen50                                    20,000      $351,878      $331,393     0.18%
Nippon Steel Corporation, Yen50                          128,000       445,247       351,957      0.19
Nippon Synthetic Chemical, Yen50                          84,000       521,433       361,881      0.19
Nippon Yakin Kogyo, Yen50                                 67,000       296,185       224,434      0.12
Nisshinbo Industries Inc., Yen50                          45,000       348,984       330,497      0.18
Nitto Boseki Co., Yen50                                   46,000       130,022       113,712      0.06
Noritake Co., Yen50                                       30,000       210,784       181,639      0.10
NTN Toyo Bearing Corp., Yen50                             75,000       426,652       347,291      0.18
Okasan Securities, Yen50                                  68,000       361,698       303,305      0.16
Okumura Corp., Yen50                                      58,000       433,109       448,312      0.24
Onoda Cement Co., Yen50                                    1,000         4,555         4,434      0.00
Orient Corp., Yen50                                       51,000       259,871       309,243      0.16
Orix Corp., Yen50                                         14,000       300,868       382,445      0.20
Pioneer Electronic Coporation, Yen50                      22,000       503,996       553,695      0.29
Rock Paint Co., Yen50                                      1,000        12,521         9,852      0.01
Royal Co., Yen50                                          26,000       340,506       256,158      0.14
Sankyo Pharmaceuticals Co., Yen50                         12,000       255,191       237,528      0.13
Sekisui Chemical Co. Ltd., Yen50                          56,000       450,524       501,567      0.27
Sekisui House, Yen50                                      44,000       423,992       508,374      0.27
Sharp Corporation, Yen50                                  39,000       482,146       530,945      0.28
Shinetsu Chemical Co. Ltd., Yent50                        31,000       513,483       458,128      0.24
Shinko Shoji Co., Yen50                                   38,000       244,065       310,399      0.17
Showa Electric Wire, Yen50                                44,000       208,525       204,926      0.11
Sony Corp., Yen 50                                         8,000       342,174       394,805      0.21
Sumitomo Corp., Yen50                                     50,000       338,637       388,715      0.21
Sumitomo Electric Industries Ltd., Yen50                  58,000       555,045       675,325      0.36
Sumitomo Forestry Co. Ltd., Yen50                         27,000       482,278       519,928      0.28
Sumitomo Realty & Development, Yen50                      60,000       301,183       333,184      0.18
Taiheyo Bank Ltd., Yen50                                  29,000       134,948        83,117      0.04
Taisho Pharmaceutical Co. Ltd., Yen50                     18,000       342,615       346,619      0.18
TDK Corp., Yen50                                           4,000       114,720       135,423      0.07
Toa Woll Spinning, Yen50                                  29,000        85,391        82,597      0.04
Toagosei Chemical Industries, Yen50                       91,000       384,217       368,401      0.20
Tokio Marine & Fire Insurance, Yen50                      40,000       438,580       437,080      0.23
Tokuyama Soda Co., Yen50                                 103,000       363,466       405,911      0.22
Tokyu Construction Co., Yen50                             90,000       505,403       408,688      0.22
                                                                    27,815,610    27,333,626     14.55

     Malaysia
Aokam Perdana Berhad, MY$1                                53,000      $488,224      $551,263     0.29%
Commerce Asset-Holdings Berhad, MY$1                     126,000       330,647       650,594      0.35
Renong Berhad, MY$0.50                                   318,000       311,986       505,587      0.27
Technology Resources Industries, MY$1                    266,000       722,989     1,393,239      0.74
United Engineers (Malaysia) Berhad, MY$0.50              270,000       530,181     1,434,250      0.76
                                                                     2,384,027     4,534,933      2.41

     Mexico
Cemex, Series A, NPV                                       9,772       218,746       276,774      0.15
Cifra, NPV                                               284,970       562,892       922,163      0.49
Fomento Economico Mexicano, Series B, NPV                 20,978        71,640       138,075      0.07
Grupo Financiero Bancomer, Series C, NPV                 107,070       474,360       604,761      0.32
Telefonos De Mexico, Series L, NPV                        27,730     1,443,001     1,871,775      1.00
Tolmex, Series B, NPV                                     58,740       425,343       817,671      0.43
                                                                     3,195,982     4,631,219      2.46

     Netherlands
ABN-AMRO Holdings NV, FL5                                  7,803       225,089       287,718      0.15
Ahold NV, FL1.25                                          10,826       277,250       261,843      0.14
Akzo NV, FL20                                              3,511       300,599       340,399      0.18
Amev, CVA, FL2.50                                         12,280       528,699       544,624      0.29
Boskalis Westminster, CVA, FL5                            15,300       378,639       364,530      0.19
C.S.M., FL1                                               17,850       580,673       678,431      0.36
Elsevier NV, FL1                                          18,375     1,359,201     1,726,536      0.92
Hollandsche Beton, FL20                                    1,600       212,472       222,784      0.12
Internationale Nederlanden Groep, FL2.50                  12,050       419,957       577,301      0.31
KLM, FL20                                                  5,500       110,981       114,873      0.06
Kon Bijenkorf Beh, FL20                                    3,400       183,143       184,281      0.10
Polygram, FL0.50                                          12,530       344,072       497,556      0.26
Royal Dutch Petroleum, FL5                                12,720     1,138,553     1,338,844      0.71
Stad Rotterdam, CVA, FL2.50                               10,600       116,078       132,671      0.07
Telegraaf Holding, CVA, FL4                                3,600       197,093       295,374      0.16
Unilever NV, FL4                                           4,660       505,582       540,715      0.29
Volker Stevin, CVA, FL20                                   2,400        95,388        94,064      0.05
Wolters Kluwer, FL1                                       25,294    $1,236,664    $1,600,523     0.85%
                                                                     8,210,133     9,803,067      5.21

     New Zealand
Brierley Investment Ltd., NZ$0.50                          3,470         2,187         2,670      0.00
Carter Holt Harvey, NZ$0.50                              231,983       374,505       466,883      0.25
Chase Corp., NZ$0.20                                     745,000       105,290             0      0.00
Fay Richwhite, NZ$0.25                                   333,900       164,831       128,443      0.07
Fletcher Challenge, NZ$0.40                              348,000       597,988       647,993      0.34
Fletcher Challenge Forest Division, NZ$0.40              216,000       220,081       360,056      0.19
Tasman Properties, NZ$0.10                               232,000        63,076         3,880      0.00
                                                                     1,527,958     1,609,925      0.85

     Norway
Bergesen D-Y A/S, KR2.50                                   3,960        50,353        77,172      0.04
Kvaemer Industrier, Series A, KR12.50                      4,310       108,291       212,132      0.11
Norsk Hydro AS, KR20                                      16,320       402,623       463,495      0.25
Orkla, Series A, KR25                                      9,830       302,195       385,747      0.21
Saga Petroleum, Series B, KR15                             4,080        44,368        39,620      0.02
                                                                       907,830     1,178,166      0.63

     Portugal
Jeronimo Martins, PTE1000                                  1,130        56,375        64,571      0.03

     South Korea
Hanil Securities Co., KSWN5000                             5,500       113,232       119,077      0.06
Korea Electric Power Corp., KSWN5000                       3,500        76,534        94,829      0.05
                                                                       189,766       213,906      0.11

     Singapore
Development Bank of Singapore, S$1                        10,750        80,041       121,786      0.06
Prima Limited, S$1                                        74,000       796,703       322,440      0.17
Sembawang Shipyard, S$1                                   25,000       204,810       238,095      0.13
Singapore Press Holdings, S$1                             62,000       650,367     1,042,017      0.55
United Overseas Bank, S$1                                100,125      $551,156      $978,501     0.52%
                                                                     2,283,077     2,702,839      1.43

     Spain
Banco De Santander SA, SPPT750                             1,950        87,840        90,419      0.05
Banco Popular Espanol, SPPT500                               826        96,164        92,348      0.05
Centros Commerciales Pryca, SPPT100                        6,900        80,531        91,068      0.05
Cubiertas Y Mzov, SPPT1000                                   325        11,870        24,284      0.01
Empresa Nacional De Electricidad, SPPT800                 11,715       446,544       556,299      0.30
Gas Natural Sdg SA, SPPT600                                3,260       195,485       193,506      0.10
Inmobiliaria Metrovacesa, SPPT500                          4,384       141,968       152,975      0.08
Portland Valderriuas, SPPT500                                 50         2,978         3,614      0.00
Repsol, SPPT500                                           11,690       276,298       363,272      0.19
Telefonica De Espana CIA, SPPT500                         31,330       345,725       408,034      0.22
Union Electrica-Fenosa, SPPT500                           32,800       114,757       137,659      0.07
                                                                     1,800,160     2,113,478      1.12

     Sweden
Aga AB, Series B, KR25                                     1,880        86,410        90,404      0.05
Astra AB, Series B, KR2.50                                27,650       529,866       618,267      0.33
Atlas Copco AB, Series B, KR25                             3,040       128,993       151,301      0.08
Custos AB, Series A, KR25                                  4,800        55,960        60,013      0.03
Electrolux Co., Series B, KR25                             2,080        62,017        71,015      0.04
Esselte, Series B, KR12.50                                 3,980        49,316        50,717      0.03
Hennes & Mauritz AB, Series B, KR5                         3,200        77,475        98,098      0.05
Marieberg Tidnings, Series A, KR10                        15,000       212,534       279,506      0.15
Scribona, Series B, KR2                                    4,000        11,272        14,426      0.01
Sandvik AB, Series B, KR5                                  5,050        57,039        69,816      0.04
Stora Kopparbergs Bergsl AB, Series B, KR2                 2,310        92,571       109,693      0.06
Trygg Hansa-SPP, Series B, KR10                           24,100       441,822       362,156      0.19
                                                                     1,805,275     1,975,412      1.06

     Switzerland
Alusuisse-Lonza Holdings, FR125                                4         1,243         1,741      0.00
Banque Cantonale Vaudoise, FR250                             434       207,372       233,962      0.12
BBC AG Brown, Boveni & Cie, FR125                            290      $150,575      $212,224     0.11%
Ciba Geigy AG, FR120                                         598       241,843       362,668      0.19
CS Holding, FR100                                            475       203,917       235,900      0.13
Nestle SA, FR10                                            1,082       801,152       935,449      0.50
Sandoz AG, FR100                                             461       983,292     1,284,525      0.68
Swissair, FR350                                              710       294,162       373,181      0.20
Swiss Bank Corporation, FR100                              1,030       265,699       330,377      0.18
Union Bank of Switzerland, FR100                             850       545,602       775,539      0.41
Zurich Versicherungs-G, FR50                                 230       170,669       234,805      0.12
                                                                     3,865,526     4,980,371      2.64

     Thailand
Advanced Information Services, BH10                        5,000        70,851       220,094      0.12
Bangkok Land Public, BH10                                 33,000       153,968       220,602      0.12
Bangkok Bank, BH10                                        23,000       131,571       226,583      0.12
Land & House Public Co., BH10                              4,200        45,949       106,396      0.06
Siam Cement Co., BH10                                      4,700        97,035       176,388      0.09
Thai Farmers Bank, BH10                                   32,000       132,457       175,137      0.09
                                                                       631,831     1,125,200      0.60

     Taiwan
Taiwan Index Fund, NPV                                    26,419       263,500       356,657      0.19

     United Kingdom
Abbey National, 10P                                       47,000       254,028       355,197      0.19
Argos, 10P                                                36,000       167,408       203,518      0.11
Argyll Group, 25P                                         63,000       349,648       256,656      0.14
ASDA Group, 25P                                          224,000       206,998       183,503      0.10
BAA, 1P                                                   13,000       153,611       202,920      0.11
Boddington's Group, 25P                                   50,400       205,337       212,020      0.11
British Gas, 25P                                          62,000       278,169       312,524      0.17
British Petroleum, 25P                                    24,000       113,626       127,708      0.07
Budgens, 10P                                             106,900        70,246        62,327      0.03
Bunzl, 25P                                                82,321       174,182       176,797      0.09
Cadbury Schweppes, 25P                                    53,000       392,461       398,194      0.21
Cable & Wireless, 25P                                    118,000       630,999       909,188      0.48
Caradon, 25P                                             140,000      $660,177      $855,519     0.46%
Clyde Petroleum, 25P                                      62,000        51,216        43,012      0.02
Coats Viyella, 20P                                        43,000       150,998       163,436      0.09
De La Rue Co., 25P                                        18,000       172,180       227,828      0.12
East Midlands Electricity, 50P                            13,000        99,428       124,726      0.07
Eastern Electricity, 50P                                  21,000       164,073       209,230      0.11
First National Finance Corp., 10P                         27,000        30,435        23,912      0.01
Five Arrows Chile, NPV                                     5,040        80,010       119,700      0.06
FR Group, 25P                                            105,600       302,503       366,297      0.19
Genesis Chile Fund, NPV                                    4,980        90,263       124,500      0.07
Gerrard & National Holdings, 25P                          16,300       117,566       112,479      0.06
Glaxo Holdings, 25P                                       56,000       571,196       599,276      0.32
Grand Metropolitan, 25P                                   94,000       633,736       659,750      0.35
Guinness, 25P                                             74,000       561,307       521,562      0.28
Heath (C.E.), 20P                                         11,000        54,688        65,271      0.03
Hillsdown Holdings, 10P                                   42,000        94,444        98,571      0.05
Invesco Mim, 25P                                          50,100        82,416       139,766      0.07
Kingfisher, 25P                                           66,000       613,647       754,025      0.40
Kwik-Fit Holdings, 10P                                    86,700       351,995       207,317      0.11
Ladbroke Group, 10P                                       55,000       152,623       131,922      0.07
Laing, John, Class A Non-Voting, 25P                      36,000       115,237       162,070      0.09
Lex Service, 25P                                          76,908       195,320       509,137      0.27
London Electricity, 50P                                   46,000       321,018       448,129      0.24
Marley Ltd., 25P                                         197,400       475,385       544,866      0.29
Medeva, 10P                                               62,700       293,614       127,254      0.07
Next, 10P                                                166,000       428,754       567,231      0.30
National Westminster Bank, 1P                            103,000       732,584       942,606      0.50
Northern Electric, 50P                                    14,400        87,657       153,356      0.08
Northumbrian Water, 0.01P                                 44,100       250,345       472,256      0.25
Norweb, 50P                                               51,000       413,227       569,106      0.30
Pentland Group, 25P                                       17,300        27,026        26,046      0.01
Premier Consolidated Oil, 5P                             189,700        81,661        61,601      0.03
Provident Financial, 10P                                  60,087       339,748       402,659      0.21
Rank Organization, 25P                                    26,000       250,369       378,208      0.20
Reed International, 25P                                   61,000       590,904       806,300      0.43
Rolls-Royce, 20P                                          32,500        72,372        77,954      0.04
RMC Group, 25P                                            11,600       135,620       159,493      0.08
RTZ Corporation, 10P                                      41,000      $390,684      $491,407     0.26%
Rugby Group, 25P                                          13,400        52,809        66,655      0.04
Seeboard, 50P                                             53,700       387,110       586,949      0.31
Shell Transport & Trading Co., 25P                        59,000       515,236       633,122      0.34
Slough Estates, 25P                                      118,200       446,263       479,790      0.26
Smith, David S., Holdings, 20P                            31,250       161,344       183,353      0.10
SmithKline Beecham/SmithKline Beckman, NPV               110,000       615,131       591,822      0.31
Smith W. H. Group, Class A, 50P                           66,200       472,209       497,855      0.26
South Western Electricity, 50P                            67,200       478,461       689,374      0.37
Southern Water, 0.01P                                     33,100       247,572       331,741      0.18
Tarmac, 50P                                              230,900       453,962       587,914      0.31
Tate & Lyle, 25P                                          43,600       253,627       257,423      0.14
Tesco, 5P                                                 43,000       148,018       135,509      0.07
T & N, 1P                                                 83,000       222,283       249,925      0.13
Tomkins, 5P                                              194,000       739,724       668,626      0.36
United Newspapers, 25P                                    44,400       376,810       425,005      0.23
Vinten Group, 20P                                          8,300        48,037        57,213      0.03
Vsel Consortium, 0.01P                                    24,700       261,826       321,744      0.17
                                                                    19,113,561    22,612,350     12.01

     United States
Grupo Televisa, NPV                                        1,652       108,619       115,640      0.06
Telefonica De Argentina SA, NPV                            2,250        81,563       165,971      0.09
                                                                       190,182       281,611      0.15
     Total Common Stocks                                           102,130,608   120,612,604     64.15

Preferred Shares
International Nederlanden Groep, FL2.50                    2,457        10,037        10,352      0.01
Herlitz AG, Non-Voting Preferred, DM50                     2,500       315,678       491,521      0.26
Nokia Oy, Cumulative Preferred, FIN20                      3,150        88,489       157,065      0.08
Roche Holdings AG, NPV                                       208       584,316       884,421      0.47
Unipol, Lire2000                                          26,000      $100,322      $109,059     0.06%
     Total Preferred Stocks                                          1,098,842     1,652,418      0.88

Warrants and Rights
AG Fin, Rights, September 12, 1993, NPV                       10             0            11      0.00
Commerce Asset Holdings Berhad
  Warrants June 27, 1998, NPV                             42,000        14,044        13,340      0.01
Montedison, Sub-rights, January 19, 1994, NPV            148,222             0         7,772      0.00
United Overseas Bank, Warrants June 17, 1997, NPV         12,375        26,181        61,625      0.03
     Total Warrants and Rights                                          40,225        82,748      0.04
Total Corporate Equity Securities                                  103,269,675   122,347,770     65.07

BONDS AND NOTES

Convertible Corporate Bonds
Kredietbank
  5.75% Convertible Bond Due November 30, 2003               114        23,288        23,362      0.01
Total Bonds and Notes                                                   23,288        23,362      0.01

OTHER INVESTMENTS

Commingled Pension Investment Funds
European Discovery Trust Fund                            531,873     6,618,000     8,010,314      4.26
Morgan Stanley Asset Management
  Emerging Market Trust                                2,848,845    31,897,079    39,857,018     21.20
Pacific Discovery Trust Fund                             610,354     9,397,000    13,264,826      7.06
The Northern Trust Company
  Collective Equity Index Financial Future                 3,604    $1,408,784    $1,422,677     0.76%
     Total Commingled Pension Investment Funds                      49,320,863    62,554,835     33.28

Commingled Short-Term Investment Funds
The Northern Trust Company
  Commingled Short-Term Investment Fund                   18,650        18,650        18,650      0.01
Total Other Investments                                             49,339,513    62,573,485     33.29

Total International Account                                       $152,632,476  $184,944,617    98.37%

Schedule 1

FLUOR CORPORATION SALARIED EMPLOYEES' SAVINGS INVESTMENT PLAN

FLUOR CORPORATION MASTER RETIREMENT TRUST
SPECIAL ASSETS ACCOUNT
SCHEDULE OF ASSETS HELD FOR INVESTMENT
December 31, 1993
                                                      Number of
                                                    Units, Shares
                                                      or Dollar                Fair Market    FMV % to
           Security Description                      Face Value        Cost       Value      Net Assets
Interest in Limited Partnerships
Gateway Venture Partners II                            1,308,511    $1,308,511      $821,524     2.55%
G. E. Private Placement Partners Limited               6,179,028     6,179,028     6,769,966     21.00
Narragansett First Fund                                  449,436       537,322       170,724      0.53
Water Street Corp. Recovery Fund                       3,980,963     3,980,963     5,841,011     18.11
Total Interest in Limited Partnerships                              12,005,824    13,603,225     42.19

Commingled Pension Investment Funds
J. P. Morgan Multi Market Special Investment Fund        133,566    16,127,210    18,264,883     56.65
The Northern Trust Company
  Collective Equity Index Financial Future                   667       251,576       263,299      0.82
Total Commingled Pension Investment Funds                           16,378,786    18,528,182     57.47

Commingled Short-Term Investment Funds
The Northern Trust Company
  Commingled Short-Term Investment Fund                  109,681       109,681       109,681      0.34

Total Special Assets Account                                       $28,494,291   $32,241,088   100.00%

Schedule II

Fluor Corporation Salaried Employees' Savings Investment Plan

Schedule of Assets Held for Direct Investment

December 31, 1993
                                                                         Fair market
                                                                          value % to
                                    Number of              Fair market    net plan
   Security description               shares      Cost         value        assets
Fluor Common Stock Fund:
 Fluor Corporation common stock*    1,809,133  $58,642,086  $73,269,887    17.28%

Diversified Investment Fund:
 Fluor Corporation common stock*       63,927    2,086,309    2,589,044      .61%

* Party-in-interest investment that is not a "prohibited investment" under ERISA.

76

Schedule III

Fluor Corporation Salaried Employees' Savings Investment Plan

Schedule of Reportable Transactions

Year ended December 31, 1993
                                                                                          Current value
                                                                     Sale or               of asset at
Parties to the            Description of     Number    Purchase   redemption     Cost of   transaction     Net gain
 transaction                the asset      of shares     price       price        assets       date         (loss)
Fluor Common Stock Fund
Various brokers           Fluor Corporation
                           common stock      647,866  $26,840,558  $         -  $         -  $26,840,558  $        -
Various brokers           Fluor Corporation
                           common stock      630,473            -   26,914,680   19,844,562   26,914,680   7,070,118

Diversified Fund
Various brokers           Fluor Corporation
                           common stock        9,369      384,214            -            -      384,214           -

77

Schedule IV

Fluor Corporation Salaried Employees' Savings Investment Plan

Schedule of Party-In-Interest Transactions

Year ended December 31, 1993

A schedule of party-in-interest transactions has not been presented because there were no party-in-interest transactions which are prohibited by Employee Retirement Income Security Act of 1974 Section 406, and for which there is no statutory or administrative exemption.

78

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                            Fluor Corporation Salaried Employees'
                            Savings Investment Plan


Dated: June 27, 1994        By:           JAMES KIKENDALL
                                James Kikendall, Secretary
                                Plan Administrative Committee

79

Index To Exhibits
                                                    Sequentially
Exhibit No.               Description               numbered page

 23              Consent of Independent Auditors         81

80

Exhibit 23

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 2-72712) pertaining to the Fluor Corporation Salaried Employees' Savings Investment Plan of our report dated June 3, 1994, with respect to the financial statements and financial statement schedules of the Fluor Corporation Salaried Employees' Savings Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1993.

                                     ERNST & YOUNG

Orange County, California
June 27, 1994

81